UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04006373

JAN 22 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.
(Exact Name of Registrant as Specified in Charter)

0000809940
(Registrant CIK Number)

Form 8-K for January 20, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-106175
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

PROCESSED
JAN 23 2004
THOMSON
FINANCIAL

99611 Fieldstone 2004-1
Form SE re Computational Materials

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 20, 2004.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: Michael M. McGovern
Name: Michael M. McGovern
Title: V.P. & Sec'y

Exhibit Index

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

FIELDSTONE MORTGAGE INVESTMENT TRUST, SERIES 2004-1

ABS New Transaction

Computational Materials

$663,157,000 (approximate)
Fieldstone Mortgage Investment Trust
Series 2004-1

FIELDSTONE
INVESTMENT CORPORATION

Fieldstone Investment Corp.
Seller

Wells Fargo Bank, N.A.
Master Servicer

Merrill Lynch Mortgage Investors
Depositor

Chase Mortgage
Sub-Servicer

January 15, 2003

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

TERM SHEET

Fieldstone Mortgage Investment Corp., Series 2004-1

$663,157,000 (Approximate)
Subject to Revision

Class	Approx Size ($)(1)	Coupon	WAL (yrs) (Call (4)/ Maturity)	Payment Window (Call (4)/ Maturity)	Payment Delay	Interest Accrual	Expected Final Maturity (4)	Stated Final Maturity (5)	Expected Ratings (Moody's/S&P/Fitch)
1-A1(6)	$207,894,000	Information Not Provided Hereby							AAA/Aaa/AAA
1-A2(6)	$10,942,000	Information Not Provided Hereby							AAA/Aaa/AAA
2-A(7)	$218,836,000	Information Not Provided Hereby							AAA/Aaa/AAA
S(10)	Notional	Information Not Provided Hereby							AAA/Aaa/AAA
3-A(8)	$113,823,000	LIBOR + [] (2)	2.02 / 2.46	1 - 59 / 1 - 184	0	Actual/360	12/2008	01/2035	AAA/Aaa/AAA
A-IO(9)	Notional	Information Not Provided Hereby							AAA/Aaa/AAA
M1	$41,873,000	LIBOR + [] (3)	4.21 / 5.26	41 - 59 / 41 - 152	0	Actual/360	12/2008	01/2035	AA/Aa2/AA
M2	$32,341,000	LIBOR + [] (3)	4.12 / 5.12	39 - 59 / 39 - 139	0	Actual/360	12/2008	01/2035	A/A2/A
M3	$8,511,000	LIBOR + [] (3)	4.09 / 5.04	39 - 59 / 39 - 123	0	Actual/360	12/2008	01/2035	A-/A3/A-
M4	$11,915,000	LIBOR + [] (3)	4.07 / 4.97	38 - 59 / 38 - 117	0	Actual/360	12/2008	01/2035	BBB+/Baa1/BBB+
M5	$6,809,000	LIBOR + [] (3)	4.06 / 4.89	38 - 59 / 38 - 107	0	Actual/360	12/2008	01/2035	BBB/Baa2/BBB
M6	$10,213,000	Information Not Provided Hereby							BBB-/Baa3/BBB-
Total Offered:	$663,157,000								

1) Subject to a permitted Variance of [+/- 5%]
2) If the 20% cleanup call is not exercised on the first Distribution Date on which it is exercisable, the existing margin on Class 1-A1, Class 1-A2, Class 2-A and Class 3-A Notes will increase to 2x their respective margins on the following Distribution Date. Each of the Class 1-A1, Class 1-A2, Class 2-A and Class 3-A Notes is subject to the Group 1, Group 2 and Group 3 Fixed Rate Cap.
3) If the 20% cleanup call is not exercised on the first Distribution Date on which it is exercisable, the existing margin on each of the Class M1, Class M2, Class M3, Class M4, Class M5 and Class M6 Notes will increase to 1.5x their respective margins on the following Distribution Date. Each of the Class M1, Class M2, Class M3, Class M4, Class M5 and Class M6 Notes is subject to the Subordinate Fixed Rate Cap.
4) The Securities will be priced assuming 100% of the Prepayment Assumption to the 20% cleanup call. 100% of the Prepayment Assumption assumes 28% CPR for all the Adjustable Rate Mortgage Loans.
5) Assumes latest maturity date of Mortgage Loans plus one year.
6) Class 1-A1 and 1-A2 are the Group 1 Senior Notes.
7) Class 2-A is the Group 2 Senior Notes.
8) Class 3-A is the Group 3 Senior Notes.
9) Class A-IO will be a Senior Interest-Only Note, and will receive interest payments for the first 18 Payment Dates.
10) Class S Certificate is a Senior Inverse Interest-Only Certificate, and will not receive any principal payments, but will accrue interest based on the Class S notional balance, which with respect to any Distribution Date, will equal the aggregate outstanding principal balance of the Notes.

CONTACTS

MBS/ABS Trading/Syndicate

Scott Soltas	212-449-3659	scott_soltas@ml.com
Charles Sorrentino	212-449-3659	charles_sorrentino@ml.com

Global Asset Backed Finance

Matt Whalen	212-449-0752	matthew_whalen@ml.com
Paul Park	212-449-6380	paul_park@ml.com
Ted Bouloukos	212-449-5029	ted_bouloukos@ml.com
Fred Hubert	212-449-5071	fred_hubert@ml.com
Alan Chan	212-449-8140	alan_chan@ml.com
Alice Chang	212-449-1701	alice_chang@ml.com
Sonia Lee	212-449-5067	sonia_lee@ml.com
Amanda DeZutter	212-449-0425	amanda_dezutter@ml.com

ABS Research

Glenn Costello	212-449-4457	glenn_costello@ml.com

Title of the Securities	Fieldstone Mortgage Investment Trust, Series 2004-1, consisting of: Class 1-A1, Class 1-A2, Class 2-A, Class 3-A,and Class A-IO Notes (collectively, the "Class A Notes"), Class S Certificates (the "Certificates"), and Class M1, Class M2, Class M3, Class M4, Class M5 and Class M6 Notes (collectively, the "Class M Notes"). Collectively, the Class A Notes and the Class M Notes are referred to as the "Notes". The Notes and Certificates are collectively referred to as the "Securities".
Lead-Underwriter	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Underwriters	Credit Suisse First Boston, Lehman Brothers, Friedman Billings Ramsey
Depositor	Merrill Lynch Mortgage Investors, Inc.
Seller	Fieldstone Investment Corp. ("Fieldstone")
Master Servicer and Trust Administrator	Wells Fargo Bank, N.A.
Servicer	A wholly-owned subsidiary of Fieldstone Investment Corp.
Sub-Servicer	Chase Mortgage ("Chase"). Chase has a subprime mortgage servicer rating of "Strong" from S&P, SQ1 from Moody's and RPS1- from Fitch, the highest rating category from S&P and Moody's and the second highest from Fitch.
Indenture Trustee	HSBC Bank USA
Owner Trustee	U.S. Bank Trust National Association
Custodian	Wells Fargo Bank, N.A.
Ratings	Moody's Investor Services, Inc. ("Moody's"), Standard and Poor's Rating Services, Inc. ("S&P"), and Fitch Ratings ("Fitch").
Expected Pricing Date	On or about January [16], 2004
Expected Closing Date	February [10], 2004
Cut-Off Date	January 1, 2004
Payment Dates	Payment of principal and interest on the Securities will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter, commencing in February 2004.
Dated Date	January 1, 2004
Delay Days	The Securities, excluding the Class A-IO Notes, will have 0 days delay. The Class A-IO Notes will have 24 days delay.

Day Count	The Securities, excluding the Class A-IO Notes, will accrue interest on an Actual/360 basis. The Class A-IO Notes will accrue interest on a 30/360 basis.
Denominations	Minimum $25,000; increments $1 in excess thereof for the Class A Notes, excluding the Class A-IO Notes. Minimum $100,000; increments of $1,000 in excess thereof for the Class A-IO, Class M1, Class M2, Class M3, Class M4, Class M5 and Class M6 Notes and Class S Certificates.
Accrued Interest	The Securities, excluding the Class A-IO Notes, will settle flat. The Class A-IO Notes will settle with accrued interest.
Accrual Period	The "Accrual Period" with respect to the Class A Notes (except for the Class A-IO Notes) and Class S Certificates for each Payment Date will be the period beginning on the 25th day of the month prior to such Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the 24th day of the month of such Payment Date. The Accrual Period for the Class A-IO Notes for each Payment Date will be the calendar month immediately preceding the month in which the Payment Date occurs.
Due Period	The period from the 2nd day of the immediately preceding calendar month through the 1st day of the current calendar month.
Registration	The Offered Notes will be available in book-entry form through DTC and upon request through Clearstream, Luxembourg and the Euroclear System. The Class S Certificates will be available in definitive, physical form.
Federal Tax Status	The Notes are anticipated to be treated as debt, and the Class S Certificates are intended to represent interests in a notional principal contract, for Federal income tax purposes, and an opinion will be delivered to that effect from counsel acceptable to the underwriters.
ERISA Eligibility	The Notes are expected to be ERISA eligible, subject to limitations set forth in the final prospectus supplement. The Class S Certificates are not ERISA eligible.
SMMEA Eligibility	The Notes are expected to be SMMEA eligible.
Mortgage Loans	As of the Statistical Cut-off Date, the Collateral Group consists of 3,485 mortgage loans (the "Mortgage Loans") with an aggregate principal balance of approximately $680,857,782 of fully amortizing adjustable rate loans secured by first liens on primarily 1 - 4 family properties. Approximately 92.81% of the Mortgage Loans will be subject to prepayment penalties and approximately 62.02% of the Mortgage Loans require interest only during their first 5 years. The Mortgage Loans are composed of Group 1, Group 2 and Group 3. Group 1 and Group 2 will consist of mortgage loans that had a principal balance at origination of no more than $333,700 if a single-unit property (or $500,550 if the property is located in Hawaii or Alaska), $427,150 if a two-unit property (or $640,725 if the property is located in Hawaii or Alaska), $516,300 if a three-unit property (or $774,450 if the property is located in Hawaii or Alaska), or $641,650 if a four-unit property (or $962,475 if the property is located in Hawaii or Alaska). Group 3 will consist of mortgage loans that had principal balances at origination that may or may not conform to the criteria specified above for mortgage loans included in Group 1 and Group 2. For collateral statistics please see the "Collateral Summary" herein.
Repurchase or Substitution of Mortgage Loans	The Servicer shall have the option, at any time to purchase any Delinquent Mortgage Loan or substitute an Eligible Substitute Mortgage Loan for any Delinquent Mortgage Loan as defined in the Indenture.
Total Deal Size	Approximately $663,157,000.

Optional Termination

On the Payment Date on which the aggregate unpaid principal balance of the Mortgage Loans, prior to giving effect to any principal payments for that period, is less than 20% of the sum of the aggregate principal balance of the Mortgage Loans on the Cut-off Date, a wholly-owned subsidiary of Fieldstone Investment Corp. ("Fieldstone"), as owner of the servicing rights, will have the option to purchase the remaining Mortgage Loans from the trust. If on the following Payment Date, such entity has not exercised its optional termination right the margins for the Class 1-A1, Class 1-A2, Class 2-A and Class 3-A Notes will double and the margins for the remaining classes will be multiplied by 1.5.

Servicing Fee Rate

50 basis points per annum (0.50%) on the outstanding principal balance of each mortgage loan as of the first day of any Due Period.

Owner Trustee Fee Rate

$3,000 per annum, payable monthly.

Security Rate

The Note Rate on each class of Notes (excluding the Class A-IO Notes) is equal to the lesser of (i) the Formula Rate and (ii) the related Fixed Rate Cap. The Pass-Through Rate for the first Payment Date will equal the Formula Rate. The Class A-IO Notes will accrue at a fixed rate of 6.00%. The Class S Certificate Rate is its Formula Rate.

Formula Rate

One-Month LIBOR plus a margin for each class of Notes (excluding the Class A-IO Notes).

The Class S Certificate Rate will be equal to the greater of (i) a predetermined fixed rate minus One-Month LIBOR for such Payment Date and (ii) zero.

Class A-IO Notional Amount

The Class A-IO Notes do not have a Class Note Balance but will accrue interest on their Notional Amount. The "Notional Amount" of the Class A-IO Notes will be the sum of the notional balance of its three components. The A-IO(1) Component Notional Amount will be approximately 39.68% of the aggregate Class A-IO Notional Amount on the Closing Date. The A-IO(2) Component Notional Amount will be approximately 39.68% of the aggregate Class A-IO Notional Amount on the Closing Date. The A-IO(3) Component Notional Amount will be approximately 20.64% of the aggregate Class A-IO Notional Amount on the Closing Date. The components comprising the Class A-IO Notes may not be transferred separately from the Notes. If the trust fund terminates prior to the 18th payment date, whether as a result of an optional termination or otherwise, the holders of the Class A-IO Notes will be entitled to a payment equal to the present value of the payments remaining to be made on the Class A-IO Notes determined using a discount rate equal to the expected yield to maturity of the Class A-IO Notes determined at pricing.

Payment Dates	Class A-IO (1) Notional Amount	Class A-IO (2) Notional Amount	Class A-IO (3) Notional Amount	Class A-IO Total Notional Amount
1	74,296,162.89	74,296,228.13	38,643,498.75	187,235,889.77
2	68,811,157.13	68,810,913.55	35,797,728.69	173,419,799.37
3	63,730,950.97	63,730,441.91	33,161,499.23	160,622,892.10
4	59,025,679.04	59,024,943.24	30,719,383.20	148,770,005.48
5	54,667,678.77	54,666,750.83	28,457,089.15	137,791,518.76
6	50,631,327.94	50,630,238.69	26,361,377.70	127,622,944.32
7	46,892,894.21	46,891,671.08	24,419,984.09	118,204,549.38
8	43,430,395.80	43,429,063.15	22,621,546.50	109,481,005.45
9	40,223,472.37	40,222,051.78	20,955,539.50	101,401,063.66
10	37,253,265.46	37,251,776.02	19,412,212.57	93,917,254.05
11	34,502,307.73	34,500,766.25	17,982,533.00	86,985,606.97
12	31,954,420.36	31,952,841.63	16,658,133.05	80,565,395.05
13	29,594,618.06	29,593,015.04	15,431,261.05	74,618,894.15
14	27,409,021.01	27,407,405.00	14,294,735.98	69,111,162.00
15	25,384,773.35	25,383,154.18	13,241,905.53	64,009,833.06
16	23,509,967.64	23,508,353.83	12,266,607.13	59,284,928.61
17	21,773,574.94	21,771,973.81	11,363,131.93	54,908,680.69
18	20,165,380.01	20,163,797.82	10,526,191.38	50,855,369.21
19	0.00	0.00	0.00	0.00

On and after the 18th Payment Date, the Class A-IO Notional Amount will be zero. Interest will be paid to the Class A-IO Notes from all three of the Collateral Groups.

Group 1, Group 2 and Group 3 Fixed Rate Cap

As to any Payment Date (other than the first Payment Date), a per annum rate equal to 10.90% for Class 1-A1 and Class 1-A2, 10.65% for Class 2-A and 10.85% for Class 3-A Notes.

Subordinate Fixed Rate Cap

As to any Payment Date (other than the first Payment Date), a per annum rate equal to 10.65% for Class M1, Class M2, Class M3, Class M4, Class M5 and Class M6 Notes.

Swap Contract
<Preliminary and Subject to Revision>

The Trust will include swap derivative contracts for the benefit of the Notes (the "Swap Contracts") to (i) protect against interest rate risk from upward movement in 1 month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans. The Trust will make payments based on a fixed rate of 2.2470% for Swap 1, 2.10650% for Swap 2, 2.12750% for Swap 3 and 2.0050% for Swap 4 and will receive payments based on LIBOR based on the schedules below.

Date	SWAP 1	SWAP 2	SWAP 3	SWAP 4
2/25/04	312,028,820.00	100,000,000.00	241,069,679.75	27,759,282.68
3/25/04	310,406,035.00	99,479,924.64	238,412,437.03	27,453,299.98
4/25/04	308,278,857.00	98,798,199.79	235,262,357.78	27,090,566.93
5/25/04	305,647,611.00	97,954,929.61	231,625,264.75	26,671,754.02
6/25/04	302,514,797.00	96,950,915.30	227,510,262.43	26,197,909.65
7/25/04	298,885,851.00	95,787,899.02	222,924,958.29	25,669,909.80
8/25/04	294,768,378.00	94,468,318.02	217,877,571.37	25,088,700.91
9/25/04	290,164,669.00	92,992,906.55	212,392,556.10	24,457,098.92
10/25/04	285,087,341.00	91,365,708.14	206,496,031.34	23,778,111.43
11/25/04	279,551,561.00	89,591,583.56	200,217,478.31	23,055,133.21
12/25/04	273,579,330.00	87,677,583.76	193,579,393.33	22,290,754.72
1/25/05	267,190,846.00	85,630,181.85	186,842,529.32	21,515,001.78
2/25/05	260,408,518.00	83,456,559.56	180,417,259.66	20,775,129.07
3/25/05	253,665,965.00	81,295,684.48	174,079,000.73	20,045,275.69
4/25/05	246,967,436.00	79,148,918.36	167,961,787.23	19,340,875.79
5/25/05	240,317,801.00	77,017,821.94	162,268,681.48	18,685,312.08
6/25/05	233,935,261.00	74,972,324.99	156,855,935.90	18,062,031.98
7/25/05	227,813,387.00	73,010,367.12	151,695,104.82	17,467,759.95
8/25/05	221,935,275.00	71,126,530.88	146,760,230.39	16,899,506.92
9/25/05	216,285,945.00	68,316,015.42	142,770,986.96	16,440,143.74
10/25/05	210,849,362.00	65,573,681.82	137,292,415.14	15,809,283.72
11/25/05	205,418,164.00	62,833,074.01	107,922,161.26	15,660,461.53
12/25/05	197,542,646.00	59,309,102.67	-	-
1/25/06	186,995,760.00	-	-	-
2/25/06	-	-	-	-

Application Of Net Swap Payments

If, on any Payment Date, the Trust receives net payments under one or more of the swap contracts, the amounts received by the trust will be applied to pay Monthly Interest on the Notes in the order and priority described under "Cashflow Priority," below, but only to the extent that the Monthly Interest (and any Monthly Interest remaining unpaid on prior Payment Dates, together with interest thereon at the applicable Note Rate) for a Class of Notes exceeds the amount of interest paid on such Class of Notes out of available interest funds for such Payment Date. Any amounts received under the swap contracts in excess of the amount needed to satisfy payments described in the immediately preceding sentence shall be paid to the holder of the equity interest in the Trust and shall not be available to make payments in respect of the Notes.

Group Subordinate Amount For each Group on each Payment Date, is equal to the excess of the Group's Mortgage Loan Balance as of the end of the second preceding Due Period over the unpaid principal balance of the Class 1-A1 and Class 1-A2 Notes (in the case of Group 1), Class 2-A Notes (in the case of Group 2) or Class 3-A Notes (in the Case of Group 3) immediately prior to such Payment Date.

Monthly Interest The interest accrued during the related Accrual Period at the applicable Note Rate.

Credit Enhancements Consists of the following:

1. Net Monthly Excess Cashflow;
2. Over-Collateralization Amount; and
3. Subordination.

Over-Collateralization Excess interest will be used to pay down the principal balance of the Notes so the aggregate Mortgage Loan balance exceeds the aggregate Note balance ("Over-Collateralization" or "O/C").

Over-Collateralization Target Prior to the Stepdown Date, equal to 2.60% of the aggregate Mortgage Loan balance as of the Cut-Off Date.

On or after the Stepdown Date, equal to the lesser of (x) 2.60% of the Cut-off Date Pool Balance and (y) 5.20% of the Pool Balance as of the end of the related Due Period, subject to a floor equal to 0.50% of the Cut-Off Date Pool Balance.

Provided, however, if a Trigger Event has occurred on the related Payment Date, the Over-Collateralization Target is the same as the Over-Collateralization Target on the preceding Payment Date.

Initial: 2.60% of original balance
Target: 2.60% of original balance before step-down, 5.20% of current balance after step-down
Floor: 0.50% of original balance
(Preliminary and Subject to Revision)

Subordination[1]:

Classes	Rating (S/M/F)	Subordination
Class A	AAA/Aaa/AAA	19.00%
Class M1	AA/Aa2/AA	12.85%
Class M2	A/A2/A	8.10%
Class M3	A-/A3/A-	6.85%
Class M4	BBB+/Baa1/BBB+	5.10%
Class M5	BBB/Baa2/BBB	4.10%
Class M6	BBB-/Baa3/BBB-	2.60%

Class Sizes:

Classes	Rating (S/M/F)	Class Sizes
Class A	AAA/Aaa/AAA	81.00%
Class M1	AA/Aa2/AA	6.15%
Class M2	A/A2/A	4.75%
Class M3	A-/A3/A-	1.25%
Class M4	BBB+/Baa1/BBB+	1.75%
Class M5	BBB/Baa2/BBB	1.00%
Class M6	BBB-/Baa3/BBB-	1.50%

[1] The subordination percentages include the initial over-collateralization level of 2.60%.

Cashflow Priority
<Preliminary and Subject to Revision>

1. Repayment of any unreimbursed Servicer advances.
2. Servicing Fees.
3. Owner Trustee Fee.
4. Swap Contracts.
5. Available interest funds, as follows: Monthly Interest, including any unpaid Monthly Interest from prior months, concurrently, to the Class A Notes, Class A-IO Notes and the Class S Certificates; then Monthly Interest, including any unpaid Monthly Interest from prior months, to the Class M1 Notes, then to the Class M2 Notes, then to the Class M3 Notes, then to the Class M4 Notes, then to the Class M5 Notes, and then to the Class M6 Notes.
6. Repayment of any unreimbursed Trustee advances.
7. Available principal funds, as follows: monthly principal to the Class A Notes as described under "PRINCIPAL PAYDOWN", then monthly principal to the Class M1 Notes, then monthly principal to the Class M2 Notes, then monthly principal to the Class M3 Notes, then monthly principal to the Class M4 Notes, then monthly principal to the Class M5 Notes and then monthly principal to the Class M6 Notes, in each case as described under "PRINCIPAL PAYDOWN."
8. Excess interest in the order as described under "PRINCIPAL PAYDOWN" if necessary to restore O/C to the required level.
9. Excess interest to pay subordinate principal shortfalls.
10. Any remaining amount will be paid in accordance with the Indenture and will not be available for payment to holders of the offered notes.

PRINCIPAL PAYDOWN

IF THE SUBORDINATE CLASS PRINCIPAL PAYMENT TEST IS NOT MET:

1) The Group 1 Principal Payment Percentage of (i) scheduled and unscheduled principal received from the Mortgage Loans and (ii) excess spread to the extent payable as principal to replenish O/C to the required level will be paid to the Class 1-A1 and Class 1-A2 Notes. Amounts allocated to the Class 1-A1 and 1-A2 Certificates shall be paid sequentially, with all amounts paid to the Class 1-A1 Certificates until its Certificate principal balance has been reduced to zero and thereafter to the Class 1-A2 Certificates until its Certificate principal balance has been reduced to zero.
2) The Group 2 Principal Payment Percentage of (i) scheduled and unscheduled principal received from the Mortgage Loans and (ii) excess spread to the extent payable as principal to replenish O/C to the required level will be paid to the Class 2-A Notes.
3) The Group 3 Principal Payment Percentage of (i) scheduled and unscheduled principal received from the Mortgage Loans and (ii) excess spread to the extent payable as principal to replenish O/C to the required level will be paid to the Class 3-A Notes.

Group 1 Principal Payment Percentage means with respect to any Payment Date, the fraction expressed as a percentage, the numerator of which is the amount of scheduled and unscheduled principal received with respect to Group 1 Mortgage Loans and payable on such Payment Date, and the denominator of which is the amount of scheduled and unscheduled principal received from the Mortgage Loans and payable on such Payment Date.

Group 2 Principal Payment Percentage means with respect to any Payment Date, the fraction expressed as a percentage, the numerator of which is the amount of scheduled and unscheduled principal received with respect to Group 2 Mortgage Loans and payable on such Payment Date, and the denominator of which is the amount of scheduled and unscheduled principal received from the Mortgage Loans and payable on such Payment Date.

Group 3 Principal Payment Percentage means with respect to any Payment Date, the fraction expressed as a percentage, the numerator of which is the amount of scheduled and unscheduled principal received with respect to Group 3 Mortgage Loans and payable on such Payment Date, and the denominator of which is the amount of scheduled and unscheduled principal received from the Mortgage Loans and payable on such Payment Date.

After the Note principal balance of the Class 1-A1 and Class 1-A2 or Class 2-A or Class 3-A Notes has been reduced to zero, the amounts referred to in (1), (2) or (3) above, as applicable, will be paid to the Class A Notes (i.e., whichever such class remains outstanding) on a pro rata basis, as the case may be. After the aggregate Note principal balance of the Class A Notes has been reduced to zero, the amounts referred to in (1), (2) and (3) above will be paid sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class M6 Notes.

IF THE SUBORDINATE CLASS PRINCIPAL PAYMENT TEST IS MET:

All Notes will be entitled to receive payments of principal, in the following order of priority: first to the Class A Notes (allocated between the Class 1-A1, the Class 1-A2, the Class 2-A and the Class 3-A Notes as described immediately above), second to the Class M1 Notes, third to the Class M2 Notes, fourth to the Class M3 Notes, fifth to the Class M4 Notes, sixth to the Class M5 Notes and seventh to the Class M6 Notes in each case up to amounts necessary to maintain the subordination for each class at its required level. Such required levels of subordination are as follows:

Class A	38.00%*
Class M1	25.70%*
Class M2	16.20%*
Class M3	13.70%*
Class M4	10.20%*
Class M5	8.20%*
Class M6	5.20%*

*includes Over-Collateralization

THE SUBORDINATE CLASS PRINCIPAL PAYMENT TEST IS MET IF:

i) The Payment Date is on or after the February 2007 Payment Date; and
ii) The applicable Subordinate Class Principal Payment Date has occurred (as described below); and
iii) A Trigger Event does not exist.

SUBORDINATE CLASS PRINCIPAL PAYMENT DATE

The first Payment Date on which the Senior Enhancement Percentage (i.e., the sum of the outstanding principal balance of the subordinate Notes and the O/C amount divided by the aggregate stated principal balance of the Mortgage Loans) is greater than or equal to the Senior Specified Enhancement Percentage (including O/C), which is equal to two times the initial AAA subordination percentage.

Senior Specified Enhancement Percentage:
38.00%
or
[(16.40%+2.60%)*2]

Step Down Loss Trigger Event
<Preliminary and Subject to Revision>

The situation that exists with respect to any Payment Date after the Stepdown Date, if (a) the quotient of (1) the aggregate stated principal balance of all Mortgage Loans 60 or more days delinquent, measured on a rolling three month basis (including Mortgage Loans in foreclosure and REO Properties) and (2) the stated principal balance of all the Mortgage Loans as of the preceding Servicer Remittance Date, equals or exceeds the product of (i) [40.00%] and (ii) the required percentage or (b) the quotient (expressed as a percentage)of (1) the aggregate realized losses incurred from the Cut-off Date through the last day of the calendar month preceding such Payment Date and (2) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the Required Loss Percentage shown below.

Payment Date Occurring	Required Loss Percentage
February 2007 to January 2008	[3.50]% with respect to February 2007, plus an additional 1/12th of [1.75]% for each month thereafter
February 2008 to January 2009	[5.25]% with respect to February 2007, plus an additional 1/12th of [1.00]% for each month thereafter
February 2009 to January 2010	[6.25]% with respect to February 2007, plus an additional 1/12th of [0.25]% for each month thereafter
February 2010 and thereafter	[6.50]%
	(Preliminary and Subject to Revision)

Prospectus

The Securities will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Complete information with respect to the Securities and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Securities may not be consummated unless the purchaser has received the Prospectus.

Mortgage Loan Tables

The following tables describe the mortgage loans and the related mortgaged properties as of the close of business on the Cut-off Date. The sum of the columns below may not equal the total indicated due to rounding.

Aggregate Outstanding Principal Balance	$680,857,782
Aggregate Original Principal Balance	$680,989,409
Number of Mortgage Loans	3,485

	Minimum	Maximum	Average [(1)]
Original Principal Balance	$27,750	$650,000	$195,406
Outstanding Principal Balance	$27,750	$650,000	$195,368
	Minimum	**Maximum**	**Weighted Average [(2)]**
Original Term (mos)	360	360	360
Stated remaining Term (mos)	356	360	359
Loan Age (mos)	0	4	1
Current Interest Rate	5.150%	11.475%	6.876%
Initial Interest Rate Cap [(3)]	2.000%	3.000%	2.986%
Periodic Rate Cap [(3)]	1.000%	2.000%	1.014%
Gross Margin [(3)]	2.000%	6.500%	5.621%
Maximum Mortgage Rate [(3)]	11.150%	17.475%	12.876%
Minimum Mortgage Rate [(3)]	5.150%	11.475%	6.876%
Months to Roll [(3)]	20	60	24
Original Loan-to-Value	27.01%	100.00%	82.77%
Credit Score [(4)]	500	806	656

	Earliest	Latest
Maturity Date	09/01/33	01/01/34

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%

Year of Origination	Percent of Mortgage Pool
2003	100.00%

Occupancy	Percent of Mortgage Pool
Primary	93.88%
Second Home	0.23%
Investment	5.89%

Loan Purpose	Percent of Mortgage Pool
Purchase	65.87%
Refinance - Rate Term	13.74%
Refinance - Cashout	20.40%

Loan Type	Percent of Mortgage Pool
ARM	100.00%

Property Type	Percent of Mortgage Pool
Single Family Attached	0.15%
Single Family Detached	72.43%
Rowhouse	0.11%
Townhouse	0.40%
Condominium	9.43%
Two-to-Four Family	2.00%
Planned Unit Development	15.49%

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) Adjustable Rate Mortgage Loans only.
(4) Minimum and Weighting only for loans with scores.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6.000% or less	372	$102,703,224	15.08%	5.856%	697	$276,084	82.08%	39.52%
6.001% to 6.500%	717	180,090,800	26.45	6.357	682	251,173	83.00	30.47
6.501% to 7.000%	826	175,108,260	25.72	6.819	655	211,995	82.72	36.15
7.001% to 7.500%	551	94,313,812	13.85	7.314	637	171,168	83.42	41.65
7.501% to 8.000%	490	68,793,544	10.10	7.803	621	140,395	83.12	44.71
8.001% to 8.500%	250	31,761,307	4.66	8.295	592	127,045	83.47	56.22
8.501% to 9.000%	195	21,264,084	3.12	8.776	579	109,047	81.38	58.26
9.001% to 9.500%	53	4,330,165	0.64	9.245	571	81,701	79.75	66.72
9.501% to 10.000%	21	1,774,541	0.26	9.727	537	84,502	75.19	70.27
10.001% to 10.500%	9	653,337	0.10	10.270	548	72,593	65.35	65.96
11.001% to 11.500%	1	64,708	0.01	11.475	528	64,708	69.62	100.00
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 5.150% per annum to 11.475% per annum and the weighted average Mortgage Rate of the Rate Mortgage Loans was approximately 6.876% per annum.

Remaining Months to Stated Maturity

Range of Remaining Months to Stated Maturity	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
349 to 360	3,485	$680,857,782	100.00%	6.876%	656	$195,368	82.77%	38.73%
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 356 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 359 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$50,000 or less	98	$4,207,343	0.62%	8.203%	608	$42,932	79.64%	81.71%
$50,001 to $100,000	631	48,979,343	7.19	7.782	623	77,622	81.88	63.76
$100,001 to $150,000	670	82,961,767	12.18	7.414	636	123,824	81.98	49.62
$150,001 to $200,000	551	96,732,499	14.21	7.130	651	175,558	82.81	40.60
$200,001 to $250,000	531	119,121,464	17.50	6.755	662	224,334	83.07	32.48
$250,001 to $300,000	431	117,911,431	17.32	6.604	664	273,576	82.86	32.30
$300,001 to $350,000	289	93,352,334	13.71	6.515	668	323,018	84.26	30.81
$350,001 to $400,000	180	68,167,106	10.01	6.453	671	378,706	83.40	34.91
$400,001 to $450,000	40	17,064,549	2.51	6.646	663	426,614	81.99	24.70
$450,001 to $500,000	49	23,571,748	3.46	6.702	671	481,056	80.17	38.83
$500,001 to $550,000	4	2,152,800	0.32	6.292	639	538,200	82.51	50.32
$550,001 to $600,000	7	4,125,400	0.61	6.947	645	589,343	78.41	70.98
$600,001 to $650,000	4	2,510,000	0.37	6.468	664	627,500	76.82	74.10
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $27,750 to approximately $650,000 and the average outstanding principal balance of the Mortgage Loans was approximately $195,368

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2/28 LIBOR ARM	1,688	$247,080,829	36.29%	7.304%	636	$146,375	82.43%	44.85%
2/28 LIBOR IO ARM	1,634	396,147,891	58.18	6.626	668	242,441	83.04	33.88
3/27 LIBOR ARM	47	7,568,190	1.11	7.246	627	161,025	83.81	54.53
3/27 LIBOR IO ARM	78	20,848,280	3.06	6.597	667	267,286	83.00	51.43
5/25 Treasury ARM	18	3,967,243	0.58	6.596	697	220,402	78.27	31.17
5/25 Treasury IO ARM	20	5,245,350	0.77	6.416	702	262,268	79.40	49.04
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

Loan Program

Loan Program	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Balance	Weighted Average Original LTV	Percent Full Doc
Bay Street	1,516	$340,905,213	50.07%	6.591%	681	$224,872	83.45%	25.32%
Wall Street	763	142,528,250	20.93	6.800	690	186,800	79.30	21.66
Main Street	819	128,146,244	18.82	7.563	572	156,467	81.94	73.32
High Street	387	69,278,076	10.18	7.166	620	179,013	88.10	75.81
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

State Distributions of Mortgaged Properties

State Distributions of Mortgaged Properties	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Arizona	224	$31,509,951	4.63%	7.197%	635	$140,669	82.82%	55.12%
Arkansas	11	852,935	0.13	8.216	594	77,540	85.48	74.70
California	1,527	402,426,463	59.11	6.512	672	263,541	82.66	31.42
Colorado	263	47,459,400	6.97	6.999	646	180,454	84.52	45.63
District of Columbia	4	1,280,740	0.19	7.626	660	320,185	79.08	84.70
Florida	142	18,595,288	2.73	7.550	627	130,953	83.46	43.48
Idaho	10	854,351	0.13	7.763	604	85,435	77.89	52.90
Indiana	33	2,778,601	0.41	7.752	591	84,200	81.77	83.41
Iowa	112	9,393,741	1.38	8.430	601	83,873	84.02	76.87
Kansas	66	5,902,274	0.87	7.528	623	89,428	84.25	63.12
Kentucky	17	1,480,537	0.22	7.785	582	87,090	85.91	91.56
Louisiana	7	577,840	0.08	7.286	639	82,549	81.56	29.52
Maine	6	860,375	0.13	8.301	632	143,396	78.00	42.41
Maryland	90	18,292,796	2.69	7.438	651	203,253	82.08	42.13
Massachusetts	98	22,167,720	3.26	7.381	637	226,201	78.51	30.40
Michigan	74	10,229,568	1.50	7.557	626	138,237	83.78	45.69
Minnesota	22	3,818,408	0.56	7.318	600	173,564	86.16	73.52
Mississippi	9	990,401	0.15	8.223	593	110,045	85.98	83.35
Missouri	123	10,756,394	1.58	7.904	601	87,450	82.85	69.51
Nebraska	18	1,592,162	0.23	8.102	612	88,453	83.38	43.71
Nevada	35	6,661,633	0.98	6.775	658	190,332	81.52	44.10
New Hampshire	3	573,392	0.08	7.627	683	191,131	82.59	0.00
New Jersey	14	2,627,387	0.39	8.036	595	187,671	78.68	35.80
New Mexico	7	1,616,796	0.24	7.218	587	230,971	83.63	100.00
North Carolina	28	3,157,558	0.46	7.809	645	112,770	83.66	65.14
North Dakota	2	120,953	0.02	7.535	575	60,477	66.27	100.00
Oklahoma	20	1,498,086	0.22	8.038	606	74,904	81.26	82.38
Oregon	15	2,154,694	0.32	7.456	608	143,646	83.21	49.78
Pennsylvania	10	1,601,844	0.24	7.550	600	160,184	86.03	69.30
Rhode Island	7	1,283,275	0.19	7.361	634	183,325	82.57	39.81
South Carolina	19	1,585,516	0.23	7.910	614	83,448	84.88	67.59
South Dakota	1	131,920	0.02	7.650	667	131,920	80.00	0.00
Tennessee	47	5,114,480	0.75	7.537	642	108,819	83.76	46.53
Texas	199	22,188,421	3.26	7.644	640	111,500	82.23	45.80
Utah	60	7,645,521	1.12	7.121	641	127,425	84.95	62.77
Virginia	46	9,759,365	1.43	7.467	661	212,160	83.53	26.47
Washington	100	19,220,775	2.82	7.089	638	192,208	83.01	41.31
Wisconsin	11	1,364,519	0.20	8.025	567	124,047	82.51	43.72
Wyoming	5	731,700	0.11	7.263	569	146,340	90.00	100.00
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

No more than approximately 0.85% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	18	$2,361,468	0.35%	7.095%	612	$131,193	41.14%	57.90%
50.01% to 55.00%	18	2,569,166	0.38	7.510	583	142,731	52.87	55.99
55.01% to 60.00%	19	2,642,459	0.39	8.022	565	139,077	58.17	43.88
60.01% to 65.00%	32	5,031,652	0.74	7.382	605	157,239	63.36	44.71
65.01% to 70.00%	96	14,280,373	2.10	7.699	600	148,754	68.62	42.52
70.01% to 75.00%	165	24,487,710	3.60	7.466	593	148,410	73.82	51.23
75.01% to 80.00%	1,514	303,824,409	44.62	6.719	675	200,677	79.79	24.98
80.01% to 85.00%	747	161,496,303	23.72	6.788	661	216,193	84.81	30.78
85.01% to 90.00%	731	139,208,758	20.45	6.982	631	190,436	89.79	66.60
90.01% to 95.00%	73	12,323,033	1.81	7.488	646	168,809	94.53	88.23
95.01% to 100.00%	72	12,632,451	1.86	7.327	694	175,451	99.84	76.46
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 27.01% to 100.00% and the weighted average Original Loan-to-Value was approximately 82.77%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	2,211	$448,448,707	65.87%	6.699%	679	$202,826	83.09%	28.30%
Refinance - Cashout	811	138,891,574	20.40	7.281	606	171,260	81.78	61.93
Refinance - Rate Term	463	93,517,501	13.74	7.124	621	201,982	82.73	54.27
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family Attached	6	$1,012,477	0.15%	6.818%	679	$168,746	86.31%	23.47%
Single Family Detached	2,558	493,119,471	72.43	6.900	654	192,775	82.68	38.91
Rowhouse	5	745,346	0.11	7.654	642	149,069	82.16	100.00
Townhouse	19	2,740,127	0.40	7.462	657	144,217	83.37	22.45
Condominium	317	64,186,858	9.43	6.557	674	202,482	83.02	36.37
Two-to-Four Family	57	13,610,147	2.00	6.969	689	238,775	80.94	31.56
Planned Unit Development	523	105,443,358	15.49	6.927	654	201,613	83.23	40.35
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	1,550	$263,677,193	38.73%	6.998%	620	$170,114	84.33%	100.00%
Stated Income Wage Earner	1,178	255,375,274	37.51	6.660	692	216,787	81.77	0.00
Stated Income Self Employed	545	118,601,537	17.42	6.968	672	217,617	81.27	0.00
24 Month Bank Statements	99	19,663,645	2.89	7.092	611	198,623	83.78	0.00
12 Month Bank Statements	85	17,603,092	2.59	7.365	634	207,095	83.13	0.00
Limited Documentation	28	5,937,040	0.87	6.761	635	212,037	82.12	0.00
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	3,191	$639,175,306	93.88%	6.845%	655	$200,306	82.87%	38.41%
Investment	283	40,102,656	5.89	7.345	677	141,705	81.28	43.82
Second Home	11	1,579,820	0.23	7.588	699	143,620	81.65	36.73
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loan Age Summary

Mortgage Loan Age Summary	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	975	$196,861,923	28.91%	6.824%	657	$201,910	82.81%	38.96%
1	1,579	307,741,743	45.20	6.864	659	194,897	83.10	39.80
2	809	152,901,067	22.46	6.966	651	189,000	81.93	34.92
3	97	17,992,975	2.64	6.941	654	185,495	83.27	44.16
4	25	5,360,074	0.79	6.706	645	214,403	84.97	59.01
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

As of the Cut-off Date, the w eighted average age of the Mortgage Loans was approximately 1 month.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	337	$48,984,982	7.19%	7.820%	633	$145,356	82.54%	52.63%
6 Months	66	5,909,491	0.87	7.526	624	89,538	84.25	62.29
12 Months	26	5,217,501	0.77	7.099	657	200,673	82.33	45.39
18 Months	2	842,500	0.12	7.104	628	421,250	87.95	53.00
24 Months	2,823	573,611,964	84.25	6.790	659	203,192	82.81	36.61
30 Months	69	9,254,091	1.36	7.518	616	134,117	83.72	36.77
36 Months	162	37,037,253	5.44	6.658	669	228,625	81.97	48.64
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 25 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
476 to 500	3	$621,750	0.09%	9.072%	500	$207,250	75.65%	34.38%
501 to 525	86	10,228,719	1.50	8.184	515	118,939	75.85	91.53
526 to 550	264	39,225,041	5.76	7.840	538	148,580	80.72	80.61
551 to 575	270	43,199,091	6.34	7.457	563	159,997	83.27	78.52
576 to 600	256	43,432,869	6.38	7.359	588	169,660	83.12	71.14
601 to 625	273	46,889,986	6.89	7.102	614	171,758	82.63	66.25
626 to 650	448	90,350,606	13.27	6.999	639	201,675	83.31	48.28
651 to 675	639	133,682,360	19.63	6.779	664	209,206	82.98	26.09
676 to 700	508	109,604,586	16.10	6.562	687	215,757	83.00	17.12
701 to 725	354	78,310,794	11.50	6.455	712	221,217	83.27	21.50
726 to 750	220	49,012,882	7.20	6.442	738	222,786	82.65	12.67
751 to 775	109	24,273,748	3.57	6.368	761	222,695	82.43	14.99
776 to 800	51	10,928,100	1.61	6.377	783	214,276	82.58	18.79
801 to 825	4	1,097,250	0.16	6.115	803	274,313	85.55	54.68
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 500 to 806 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 656.

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average FICO	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
A+	187	$38,790,659	5.70%	6.862%	660	$207,437	90.90%	69.00%
A	2,722	558,878,000	82.08	6.733	671	205,319	82.54	30.92
A-	191	31,048,128	4.56	7.544	566	162,556	83.36	69.93
B+	80	11,477,546	1.69	7.639	543	143,469	86.68	87.19
B	178	25,615,266	3.76	7.826	552	143,906	79.50	77.25
C+	4	760,914	0.11	8.813	516	190,228	63.20	33.76
C	101	11,696,682	1.72	8.607	540	115,809	73.37	85.71
D	21	2,327,939	0.34	9.167	538	110,854	65.91	100.00
D-	1	262,650	0.04	6.25	719	262,650	85.00	0.00
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

Margins

Range of Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
1.501% to 2.000%	1	$112,200	0.02%	8.700%	535	$112,200	85.00%	100.00%
4.501% to 5.000%	1	320,400	0.05	5.950	765	320,400	90.00	100.00
5.001% to 5.500%	1,887	422,972,552	62.12	6.643	662	224,151	83.34	41.89
5.501% to 6.000%	841	161,412,736	23.71	6.988	653	191,930	81.96	31.45
6.001% to 6.500%	755	96,039,895	14.11	7.715	636	127,205	81.63	36.74
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 2.000% per annum to 6.500% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 5.621% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
12.000% or less	372	$102,703,224	15.08%	5.856%	697	$276,084	82.08%	39.52%
12.001% to 12.500%	717	180,090,800	26.45	6.357	682	251,173	83.00	30.47
12.501% to 13.000%	826	175,108,260	25.72	6.819	655	211,995	82.72	36.15
13.001% to 13.500%	551	94,313,812	13.85	7.314	637	171,168	83.42	41.65
13.501% to 14.000%	490	68,793,544	10.10	7.803	621	140,395	83.12	44.71
14.001% to 14.500%	250	31,761,307	4.66	8.295	592	127,045	83.47	56.22
14.501% to 15.000%	195	21,264,084	3.12	8.776	579	109,047	81.38	58.26
15.001% to 15.500%	53	4,330,165	0.64	9.245	571	81,701	79.75	66.72
15.501% to 16.000%	21	1,774,541	0.26	9.727	537	84,502	75.19	70.27
16.001% to 16.500%	9	653,337	0.10	10.270	548	72,593	65.35	65.96
17.001% to 17.500%	1	64,708	0.01	11.475	528	64,708	69.62	100.00
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 11.150% per annum to 17.475% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans w as approximately 12.876% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
September 2005	25	$5,360,074	0.79%	6.706%	645	$214,403	84.97%	59.01%
October 2005	95	17,726,224	2.60	6.942	654	186,592	83.24	44.49
November 2005	770	144,309,842	21.20	6.975	651	187,415	81.91	34.64
December 2005	1,505	290,018,381	42.60	6.872	658	192,703	83.14	39.05
January 2006	927	185,814,199	27.29	6.840	656	200,447	82.88	38.07
October 2006	2	266,751	0.04	6.864	697	133,376	85.00	21.93
November 2006	33	7,172,047	1.05	6.847	640	217,335	82.69	44.51
December 2006	58	13,714,868	2.01	6.823	657	236,463	83.38	52.66
January 2007	32	7,262,804	1.07	6.591	672	226,963	83.36	60.25
November 2008	6	1,419,178	0.21	6.699	674	236,530	79.98	15.64
December 2008	16	4,008,494	0.59	6.428	703	250,531	79.27	49.99
January 2009	16	3,784,920	0.56	6.487	706	236,558	78.14	41.82
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

Aggregate Outstanding Principal Balance	$140,521,814
Aggregate Original Principal Balance	$140,535,334
Number of Mortgage Loans	352

	Minimum	Maximum	Average [1]
Original Principal Balance	$333,900	$650,000	$399,248
Outstanding Principal Balance	$333,900	$650,000	$399,210
	Minimum	**Maximum**	**Weighted Average [2]**
Original Term (mos)	360	360	360
Stated remaining Term (mos)	356	360	359
Loan Age (mos)	0	4	1
Current Interest Rate	5.350%	8.500%	6.551%
Initial Interest Rate Cap [3]	2.000%	3.000%	2.981%
Periodic Rate Cap [3]	1.000%	2.000%	1.019%
Gross Margin [3]	5.200%	6.250%	5.530%
Maximum Mortgage Rate [3]	11.350%	14.500%	12.551%
Minimum Mortgage Rate [3]	5.350%	8.500%	6.551%
Months to Roll [3]	20	60	24
Original Loan-to-Value	27.01%	95.00%	82.59%
Credit Score [4]	514	803	666

	Earliest	Latest
Maturity Date	09/01/33	01/01/34

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%

Year of Origination	Percent of Mortgage Pool
2003	100.00%

Occupancy	Percent of Mortgage Pool
Primary	96.92%
Investment	3.08%

Loan Purpose	Percent of Mortgage Pool
Purchase	70.12%
Refinance - Rate Term	14.81%
Refinance - Cashout	15.06%

Loan Type	Percent of Mortgage Pool
ARM	100.00%

Property Type	Percent of Mortgage Pool
Single Family Detached	75.50%
Rowhouse	0.26%
Condominium	5.99%
Two-to-Four Family	1.09%
Planned Unit Development	17.16%

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) Adjustable Rate Mortgage Loans only.
(4) Minimum and Weighting only for loans with scores.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6.000% or less	76	$30,181,365	21.48%	5.863%	697	$397,123	82.45%	43.52%
6.001% to 6.500%	132	52,616,150	37.44	6.350	677	398,607	82.69	32.69
6.501% to 7.000%	86	33,886,395	24.11	6.786	645	394,028	83.52	37.03
7.001% to 7.500%	38	15,017,321	10.69	7.330	640	395,193	82.62	32.41
7.501% to 8.000%	16	7,221,998	5.14	7.771	621	451,375	78.96	31.03
8.001% to 8.500%	4	1,598,585	1.14	8.374	601	399,646	78.00	30.65
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 5.350% per annum to 8.500% per annum and the weighted average Mortgage Rate of the Rate Mortgage Loans was approximately 6.551% per annum.

Remaining Months to Stated Maturity

Range of Remaining Months to Stated Maturity	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
349 to 360	352	$140,521,814	100.00%	6.551%	666	$399,210	82.59%	35.92%
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 356 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 359 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$300,001 to $350,000	75	$25,618,748	18.23%	6.593%	659	$341,583	84.38%	31.95%
$350,001 to $400,000	173	65,478,569	46.60	6.443	670	378,489	83.40	35.21
$400,001 to $450,000	40	17,064,549	12.14	6.646	663	426,614	81.99	24.70
$450,001 to $500,000	49	23,571,748	16.77	6.702	671	481,056	80.17	38.83
$500,001 to $550,000	4	2,152,800	1.53	6.292	639	538,200	82.51	50.32
$550,001 to $600,000	7	4,125,400	2.94	6.947	645	589,343	78.41	70.98
$600,001 to $650,000	4	2,510,000	1.79	6.468	664	627,500	76.82	74.10
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $333,900 to approximately $650,000 and the average outstanding principal balance of the Mortgage Loans was approximately $399,210

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2/28 LIBOR ARM	51	$20,336,900	14.47%	6.883%	640	$398,763	81.20%	45.21%
2/28 LIBOR IO ARM	274	109,090,973	77.63	6.492	669	398,142	82.74	32.57
3/27 LIBOR ARM	4	1,528,701	1.09	6.965	671	382,175	85.60	29.21
3/27 LIBOR IO ARM	17	6,838,524	4.87	6.468	675	402,266	84.87	55.36
5/25 Treasury ARM	2	824,406	0.59	6.722	703	412,203	79.81	0.00
5/25 Treasury IO ARM	4	1,902,310	1.35	6.286	697	475,578	79.34	79.90
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

Loan Program

Loan Program	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Balance	Weighted Average Original LTV	Percent Full Doc
Bay Street	213	$82,184,156	58.48%	6.412%	684	$385,841	83.70%	25.79%
Wall Street	65	29,660,160	21.11	6.591	682	456,310	78.71	33.74
Main Street	47	18,036,715	12.84	7.102	577	383,760	81.77	62.35
High Street	27	10,640,783	7.57	6.584	634	394,103	86.22	75.50
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

State Distributions of Mortgaged Properties

State Distributions of Mortgaged Properties	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Arizona	7	$3,164,000	2.25%	6.587%	641	$452,000	77.41%	53.48%
California	288	114,466,099	81.46	6.448	673	397,452	83.16	34.11
Colorado	10	3,902,424	2.78	6.492	632	390,242	83.69	49.74
District of Columbia	2	927,712	0.66	7.355	669	463,856	80.00	100.00
Florida	1	439,000	0.31	6.250	578	439,000	89.96	0.00
Maryland	7	2,990,338	2.13	7.432	629	427,191	78.52	69.23
Massachusetts	11	4,607,437	3.28	7.431	621	418,858	74.65	35.25
Michigan	1	351,000	0.25	6.990	621	351,000	90.00	100.00
Minnesota	1	399,500	0.28	7.590	552	399,500	85.00	0.00
Nevada	5	1,914,813	1.36	6.458	651	382,963	81.90	41.71
New Jersey	1	349,734	0.25	7.375	583	349,734	72.39	0.00
New Mexico	1	591,613	0.42	6.450	629	591,613	80.00	100.00
North Carolina	1	335,200	0.24	6.600	759	335,200	80.00	0.00
Oregon	1	344,515	0.25	6.950	643	344,515	80.00	0.00
Rhode Island	1	340,850	0.24	8.350	674	340,850	85.00	0.00
Texas	4	1,383,647	0.98	7.042	646	345,912	81.23	50.63
Virginia	3	1,213,400	0.86	7.329	659	404,467	84.75	0.00
Washington	7	2,800,532	1.99	7.153	627	400,076	81.82	26.35
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

No more than approximately 1.36% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	1	$394,643	0.28%	6.500%	573	$394,643	27.01%	100.00%
60.01% to 65.00%	2	900,000	0.64	6.678	649	450,000	61.44	44.44
65.01% to 70.00%	5	2,607,700	1.86	7.758	621	521,540	68.56	18.79
70.01% to 75.00%	8	3,166,960	2.25	6.893	618	395,870	73.13	38.23
75.01% to 80.00%	159	67,188,552	47.81	6.509	674	422,570	79.66	28.94
80.01% to 85.00%	95	35,187,442	25.04	6.516	671	370,394	84.76	20.82
85.01% to 90.00%	76	28,734,928	20.45	6.493	654	378,091	89.58	65.69
90.01% to 95.00%	6	2,341,590	1.67	7.174	633	390,265	94.30	100.00
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 27.01% to 95.00% and the weighted average Original Loan-to-Value was approximately 82.59%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	247	$98,536,209	70.12%	6.414%	683	$398,932	82.84%	32.74%
Refinance - Cashout	53	21,168,454	15.06	6.891	614	399,405	81.13	40.60
Refinance - Rate Term	52	20,817,152	14.81	6.857	640	400,330	82.86	46.23
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family Detached	267	$106,095,433	75.50%	6.540%	668	$397,361	82.65%	35.24%
Rowhouse	1	359,712	0.26	7.125	691	359,712	80.00	100.00
Condominium	21	8,414,519	5.99	6.431	674	400,691	83.67	38.06
Two-to-Four Family	3	1,536,800	1.09	7.524	682	512,267	80.00	36.96
Planned Unit Development	60	24,115,350	17.16	6.573	655	401,923	82.16	37.17
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	124	$50,481,544	35.92%	6.521%	640	$407,109	83.87%	100.00%
Stated Income Wage Earner	122	46,938,240	33.40	6.460	695	384,740	82.11	0.00
Stated Income Self Employed	79	31,349,375	22.31	6.711	677	396,828	81.88	0.00
24 Month Bank Statements	12	5,407,573	3.85	6.979	646	450,631	79.70	0.00
12 Month Bank Statements	12	5,188,582	3.69	6.428	612	432,382	81.96	0.00
Limited Documentation	3	1,156,500	0.82	5.846	651	385,500	81.57	0.00
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	341	$136,193,640	96.92%	6.541%	666	$399,395	82.59%	35.37%
Investment	11	4,328,174	3.08	6.868	682	393,470	82.49	53.24
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loan Age Summary

Mortgage Loan Age Summary	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	113	$44,979,283	32.01%	6.541%	669	$398,047	83.28%	36.40%
1	150	59,175,398	42.11	6.497	667	394,503	82.70	38.83
2	77	31,361,700	22.32	6.703	657	407,295	81.72	28.60
3	9	3,785,253	2.69	6.351	688	420,584	80.83	34.45
4	3	1,220,180	0.87	6.277	670	406,727	79.10	70.39
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 1 month.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	18	$7,778,894	5.54%	7.434%	644	$432,161	79.14%	61.23%
12 Months	4	1,492,641	1.06	6.583	722	373,160	82.34	26.66
18 Months	2	842,500	0.60	7.104	628	421,250	87.95	53.00
24 Months	301	119,291,838	84.89	6.495	666	396,318	82.68	33.17
30 Months	2	838,500	0.60	6.888	566	419,250	87.60	0.00
36 Months	25	10,277,441	7.31	6.463	682	411,098	83.30	51.62
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 25 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
501 to 525	1	$337,500	0.24%	6.500%	514	$337,500	86.54%	100.00%
526 to 550	7	2,781,000	1.98	7.252	540	397,286	81.48	82.43
551 to 575	21	7,713,847	5.49	7.079	562	367,326	78.92	70.02
576 to 600	16	6,418,141	4.57	6.867	589	401,134	82.06	68.13
601 to 625	25	9,936,085	7.07	6.670	616	397,443	83.10	59.22
626 to 650	54	22,766,087	16.20	6.828	639	421,594	83.12	52.18
651 to 675	78	32,053,653	22.81	6.587	664	410,944	82.97	27.79
676 to 700	57	21,884,802	15.57	6.305	686	383,944	82.89	17.81
701 to 725	45	17,916,590	12.75	6.193	711	398,146	82.81	24.60
726 to 750	27	10,525,562	7.49	6.386	739	389,836	82.07	14.89
751 to 775	12	4,797,497	3.41	6.252	761	399,791	80.37	8.85
776 to 800	7	2,691,050	1.92	6.082	781	384,436	84.82	27.86
801 to 825	2	700,000	0.50	6.043	803	350,000	87.57	51.43
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 514 to 803 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 666.

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average FICO	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
A+	21	$8,535,051	6.07%	6.608%	647	$406,431	88.74%	69.45%
A	309	123,681,210	88.02	6.498	674	400,263	82.26	31.30
A-	11	4,382,379	3.12	7.431	562	398,398	81.94	61.45
B+	2	675,000	0.48	6.5	532	337,500	88.27	100.00
B	9	3,248,174	2.31	7.275	564	360,908	78.69	76.30
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

Margins

Range of Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
5.001% to 5.500%	254	$100,533,165	71.54%	6.456%	668	$395,800	83.22%	40.52%
5.501% to 6.000%	78	31,682,547	22.55	6.682	660	406,186	81.39	27.19
6.001% to 6.500%	20	8,306,102	5.91	7.211	668	415,305	79.53	13.65
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 5.200% per annum to 6.250% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 5.530% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
12.000% or less	76	$30,181,365	21.48%	5.863%	697	$397,123	82.45%	43.52%
12.001% to 12.500%	132	52,616,150	37.44	6.350	677	398,607	82.69	32.69
12.501% to 13.000%	86	33,886,395	24.11	6.786	645	394,028	83.52	37.03
13.001% to 13.500%	38	15,017,321	10.69	7.330	640	395,193	82.62	32.41
13.501% to 14.000%	16	7,221,998	5.14	7.771	621	451,375	78.96	31.03
14.001% to 14.500%	4	1,598,585	1.14	8.374	601	399,646	78.00	30.65
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 11.350% per annum to 14.500% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans was approximately 12.551% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
September 2005	3	$1,220,180	0.87%	6.277%	670	$406,727	79.10%	70.39%
October 2005	9	3,785,253	2.69	6.351	688	420,584	80.83	34.45
November 2005	70	28,773,943	20.48	6.696	657	411,056	81.54	28.77
December 2005	138	54,119,328	38.51	6.488	666	392,169	82.54	37.37
January 2006	105	41,529,169	29.55	6.567	667	395,516	83.35	33.87
November 2006	6	2,133,351	1.52	6.802	654	355,559	84.53	32.37
December 2006	9	3,653,760	2.60	6.671	678	405,973	86.27	47.48
January 2007	6	2,580,114	1.84	6.198	686	430,019	83.61	70.02
November 2008	1	454,406	0.32	6.700	676	454,406	80.00	0.00
December 2008	3	1,402,310	1.00	6.391	695	467,437	79.55	72.74
January 2009	2	870,000	0.62	6.313	716	435,000	79.09	57.47
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

Group 1 Assumed Mortgage Pools

Group 1 Adjustable Rate Mortgage Loans

Collateral	Principal Balance ($)	Original Term to Maturity(months)	Remaining Term to Maturity (months)	Remaining Amortization Term (months)	Gross Mortgage Rate(%)	Net Mortgage Rate(%)	Maximum Rate(%)	Minimum Rate(%)	Gross Margin(%)	Initial Periodic Cap(%)	Subsequent Periodic Cap(%)	Rate Adjustment Frequency (months)	Next Rate Adjustment Date	Original Interest Only Term (months)
2/28 ARM / No Penalty (LIBOR)	15,205,262.21	360	359	359	7.976	7.476	13.976	7.976	5.800	3.000	1.000	6	12/1/2005	0
2/28 ARM / 6 Month Penalty (LIBOR)	2,885,990.89	360	359	359	7.517	7.017	13.517	7.517	5.732	3.000	1.000	6	12/1/2005	0
2/28 ARM / 1 Year Penalty (LIBOR)	1,259,724.91	360	359	359	7.287	6.787	13.287	7.287	6.051	3.000	1.000	6	12/1/2005	0
2/28 ARM / 2 Year Penalty (LIBOR)	90,351,411.79	360	359	359	7.231	6.731	13.231	7.231	5.690	3.000	1.000	6	12/1/2005	0
2/28 ARM / 2.5 Year Penalty (LIBOR)	2,312,634.44	360	359	359	7.699	7.199	13.699	7.699	6.026	3.000	1.000	6	12/1/2005	0
2/28 ARM / 3 Year Penalty (LIBOR)	646,463.01	360	359	359	7.529	7.029	13.529	7.529	5.561	3.000	1.000	6	12/1/2005	0
3/27 ARM / No Penalty (LIBOR)	640,930.50	360	358	358	7.982	7.482	13.982	7.982	5.773	3.000	1.000	6	11/1/2006	0
3/27 ARM / 3 Year Penalty (LIBOR)	2,465,675.26	360	359	359	6.891	6.391	12.891	6.891	5.631	3.000	1.000	6	12/1/2006	0
5/25 ARM / 2 Year Penalty (CMT)	208,000.00	360	360	360	5.500	5.000	11.500	5.500	5.500	2.000	2.000	12	1/1/2009	0
5/25 ARM / 3 Year Penalty (CMT)	1,224,416.66	360	359	359	6.363	5.863	12.363	6.363	5.650	2.000	2.000	12	12/1/2008	0
2/28 ARM / No Penalty IO (LIBOR)	5,212,323.00	360	359	300	7.661	7.161	13.661	7.661	5.735	3.000	1.000	6	12/1/2005	60
2/28 ARM / 6 Month Penalty IO (LIBOR)	357,750.00	360	359	300	6.698	6.198	12.698	6.698	5.692	3.000	1.000	6	12/1/2005	60
2/28 ARM / 1 Year Penalty IO (LIBOR)	1,341,970.00	360	359	300	7.182	6.682	13.182	7.182	6.034	3.000	1.000	6	12/1/2005	60
2/28 ARM / 2 Year Penalty IO (LIBOR)	135,958,295.12	360	359	300	6.639	6.139	12.639	6.639	5.550	3.000	1.000	6	12/1/2005	60
2/28 ARM / 2.5 Year Penalty IO (LIBOR)	756,900.00	360	359	300	7.319	6.819	13.319	7.319	6.038	3.000	1.000	6	12/1/2005	60
2/28 ARM / 3 Year Penalty IO (LIBOR)	1,104,950.00	360	359	300	6.399	5.899	12.399	6.399	5.567	3.000	1.000	6	12/1/2005	60
3/27 ARM / No Penalty IO (LIBOR)	175,200.00	360	360	300	7.875	7.375	13.875	7.875	5.200	3.000	1.000	6	1/1/2007	60
3/27 ARM / 3 Year Penalty IO (LIBOR)	6,000,847.83	360	359	300	6.765	6.265	12.765	6.765	5.609	3.000	1.000	6	12/1/2006	60
5/25 ARM / 2 Year Penalty IO (CMT)	279,000.00	360	360	300	6.300	5.800	12.300	6.300	6.000	2.000	2.000	12	1/1/2009	60
5/25 ARM / 3 Year Penalty IO (CMT)	1,780,120.00	360	359	300	6.467	5.967	12.467	6.467	5.500	2.000	2.000	12	12/1/2008	60

Group 2 Assumed Mortgage Pools

Group 2 Adjustable Rate Mortgage Loans

Collateral	Principal Balance ($)	Original Term to Maturity(months)	Remaining Term to Maturity (months)	Remaining Amortization Term (months)	Gross Mortgage Rate(%)	Net Mortgage Rate(%)	Maximum Rate(%)	Minimum Rate(%)	Gross Margin(%)	Initial Periodic Cap(%)	Subsequent Periodic Cap(%)	Rate Adjustment Frequency (months)	Next Rate Adjustment Date	Original Interest Only Term (months)
2/28 ARM / No Penalty (LIBOR)	14,266,721.15	360	359	359	8.008	7.508	14.008	8.008	5.894	3.000	1.000	6	12/1/2005	0
2/28 ARM / 6 Month Penalty (LIBOR)	2,303,000.15	360	359	359	7.702	7.202	13.702	7.702	5.821	3.000	1.000	6	12/1/2005	0
2/28 ARM / 1 Year Penalty (LIBOR)	123,600.00	360	360	360	8.050	7.550	14.050	8.050	6.250	3.000	1.000	6	1/1/2006	0
2/28 ARM / 2 Year Penalty (LIBOR)	93,071,862.37	360	359	359	7.208	6.708	13.208	7.208	5.733	3.000	1.000	6	12/1/2005	0
2/28 ARM / 2.5 Year Penalty (LIBOR)	3,468,187.77	360	359	359	7.668	7.168	13.668	7.668	5.984	3.000	1.000	6	12/1/2005	0
2/28 ARM / 3 Year Penalty (LIBOR)	849,070.31	360	359	359	7.047	6.547	13.047	7.047	5.626	3.000	1.000	6	12/1/2005	0
3/27 ARM / No Penalty (LIBOR)	194,790.94	360	359	359	8.421	7.921	14.421	8.421	5.883	3.000	1.000	6	12/1/2006	0
3/27 ARM / 6 Month Penalty (LIBOR)	85,500.00	360	359	359	7.950	7.450	13.950	7.950	5.200	3.000	1.000	5	12/1/2006	0
3/27 ARM / 1 Year Penalty (LIBOR)	315,000.00	360	359	359	7.500	7.000	13.500	7.500	6.050	3.000	1.000	6	12/1/2006	0
3/27 ARM / 3 Year Penalty (LIBOR)	2,337,592.51	360	359	359	7.443	6.943	13.443	7.443	5.688	3.000	1.000	6	12/1/2006	0
5/25 ARM / 3 Year Penalty (CMT)	1,710,419.71	360	359	359	6.836	6.336	12.836	6.836	5.869	2.000	2.000	12	12/1/2008	0
2/28 ARM / No Penalty IO (LIBOR)	5,375,860.53	360	359	300	7.549	7.049	13.549	7.549	5.702	3.000	1.000	6	12/1/2005	60
2/28 ARM / 6 Month Penalty IO (LIBOR)	277,250.00	360	359	300	7.100	6.600	13.100	7.100	5.800	3.000	1.000	6	12/1/2005	60
2/28 ARM / 1 Year Penalty IO (LIBOR)	684,565.00	360	359	300	7.360	6.860	13.360	7.360	6.153	3.000	1.000	6	12/1/2005	60
2/28 ARM / 2 Year Penalty IO (LIBOR)	133,958,857.42	360	359	300	6.622	6.122	12.622	6.622	5.563	3.000	1.000	6	12/1/2005	60
2/28 ARM / 2.5 Year Penalty IO (LIBOR)	1,877,869.00	360	359	300	7.379	6.879	13.379	7.379	5.945	3.000	1.000	6	12/1/2005	60
2/28 ARM / 3 Year Penalty IO (LIBOR)	150,328.00	360	359	300	5.950	5.450	11.950	5.950	5.500	3.000	1.000	6	12/1/2005	60
3/27 ARM / No Penalty IO (LIBOR)	135,000.00	360	358	300	7.600	7.100	13.600	7.600	6.250	3.000	1.000	6	11/1/2006	60
3/27 ARM / 2 Year Penalty IO (LIBOR)	492,700.00	360	358	300	6.802	6.302	12.802	6.802	5.409	3.000	1.000	6	11/1/2006	60
3/27 ARM / 3 Year Penalty IO (LIBOR)	7,206,008.00	360	359	300	6.517	6.017	12.517	6.517	5.614	3.000	1.000	6	12/1/2006	60
5/25 ARM / 3 Year Penalty IO (CMT)	1,283,920.00	360	359	300	6.565	6.065	12.565	6.565	5.748	2.000	2.000	12	12/1/2008	60

Group 3 Assumed Mortgage Pools

Group 3 Adjustable Rate Mortgage Loans

Collateral	Principal Balance ($)	Original Term to Maturity(months)	Remaining Term to Maturity (months)	Remaining Amortization Term (months)	Gross Mortgage Rate(%)	Net Mortgage Rate(%)	Maximum Rate(%)	Minimum Rate(%)	Gross Margin(%)	Initial Periodic Cap(%)	Subsequent Periodic Cap(%)	Rate Adjustment Frequency (months)	Next Rate Adjustment Date	Original Interest Only Term (months)
2/28 ARM / No Penalty (LIBOR)	2,798,381.03	360	359	359	7.404	6.904	13.404	7.404	5.713	3.000	1.000	6	12/1/2005	0
2/28 ARM / 1 Year Penalty (LIBOR)	762,591.00	360	359	359	6.343	5.843	12.343	6.343	5.715	3.000	1.000	6	12/1/2005	0
2/28 ARM / 2 Year Penalty (LIBOR)	16,376,427.48	360	359	359	6.802	6.302	12.802	6.802	5.551	3.000	1.000	6	12/1/2005	0
2/28 ARM / 2.5 Year Penalty (LIBOR)	399,500.00	360	360	360	7.590	7.090	13.590	7.590	5.500	3.000	1.000	6	1/1/2006	0
3/27 ARM / 1.5 Year Penalty (LIBOR)	446,500.00	360	359	359	7.750	7.250	13.750	7.750	5.500	3.000	1.000	6	12/1/2006	0
3/27 ARM / 3 Year Penalty (LIBOR)	1,082,201.17	360	358	358	6.641	6.141	12.641	6.641	5.407	3.000	1.000	6	11/1/2006	0
5/25 ARM / 2 Year Penalty (CMT)	370,000.00	360	360	360	6.750	6.250	12.750	6.750	5.850	2.000	2.000	12	1/1/2009	0
5/25 ARM / 3 Year Penalty (CMT)	454,406.23	360	358	358	6.700	6.200	12.700	6.700	5.500	2.000	2.000	12	11/1/2008	0
2/28 ARM / No Penalty IO (LIBOR)	4,980,512.74	360	359	300	7.452	6.952	13.452	7.452	5.805	3.000	1.000	6	12/1/2005	60
2/28 ARM / 1 Year Penalty IO (LIBOR)	730,050.00	360	359	300	6.833	6.333	12.833	6.833	6.227	3.000	1.000	6	12/1/2005	60
2/28 ARM / 1.5 Year Penalty IO (LIBOR)	396,000.00	360	360	300	6.375	5.875	12.375	6.375	6.100	3.000	1.000	6	1/1/2006	60
2/28 ARM / 2 Year Penalty IO (LIBOR)	102,545,410.30	360	359	300	6.445	5.945	12.445	6.445	5.505	3.000	1.000	6	12/1/2005	60
2/28 ARM / 2.5 Year Penalty IO (LIBOR)	439,000.00	360	360	300	6.250	5.750	12.250	6.250	5.500	3.000	1.000	6	1/1/2006	60
3/27 ARM / 3 Year Penalty IO (LIBOR)	6,838,524.00	360	359	300	6.468	5.968	12.468	6.468	5.474	3.000	1.000	6	12/1/2006	60
5/25 ARM / 3 Year Penalty IO (CMT)	1,902,310.00	360	359	300	6.286	5.786	12.286	6.286	5.500	2.000	2.000	12	12/1/2008	60

Hypothetical Available Funds Cap Table

Payment Date	Group 3 Available Funds Cap (%) (1)(3)	Group 3 Available Funds Cap (%) (1)(3)	Aggregate Available Funds Cap (%) (2)(4)	Aggregate Available Funds Cap (%) (2)(4)
2/25/04	10.850	10.850	10.650	10.650
3/25/04	6.260	6.260	6.596	6.596
4/25/04	5.856	5.856	6.170	6.170
5/25/04	6.051	6.051	6.376	6.376
6/25/04	5.856	5.856	6.170	6.170
7/25/04	6.051	6.051	6.376	6.376
8/25/04	5.856	5.856	6.170	6.170
9/25/04	5.856	5.856	6.170	6.170
10/25/04	6.051	6.051	6.375	6.375
11/25/04	5.856	5.856	6.169	6.169
12/25/04	6.051	6.051	6.375	6.375
1/25/05	5.856	5.856	6.169	6.169
2/25/05	5.856	5.856	6.169	6.169
3/25/05	6.483	6.483	6.830	6.830
4/25/05	5.856	5.856	6.169	6.169
5/25/05	6.051	6.051	6.374	6.374
6/25/05	5.856	5.856	6.169	6.169
7/25/05	6.051	6.051	6.374	6.374
8/25/05	5.856	5.856	6.168	6.168
9/25/05	5.856	5.856	6.168	6.168
10/25/05	6.051	6.051	6.374	6.374
11/25/05	5.855	5.855	6.168	6.168
12/25/05	6.051	6.051	6.373	6.373
1/25/06	6.053	8.504	6.262	8.904
2/25/06	6.057	8.530	6.263	8.910
3/25/06	6.706	9.443	6.934	9.865
4/25/06	6.057	8.530	6.263	8.910
5/25/06	6.258	8.814	6.471	9.207
6/25/06	6.057	8.530	6.262	8.910
7/25/06	6.258	9.726	6.471	10.150
8/25/06	6.056	9.421	6.262	9.824

Payment Date	Group 3 Available Funds Cap (%) (1)(3)	Group 3 Available Funds Cap (%) (1)(3)	Aggregate Available Funds Cap (%) (2)(4)	Aggregate Available Funds Cap (%) (2)(4)
9/25/06	6.056	9.421	6.262	9.824
10/25/06	6.258	9.735	6.471	10.151
11/25/06	6.056	9.421	6.262	9.824
12/25/06	6.258	9.758	6.470	10.162
1/25/07	6.067	10.477	6.267	10.650
2/25/07	6.067	10.485	6.267	10.650
3/25/07	6.717	10.850	6.939	10.650
4/25/07	6.067	10.485	6.267	10.650
5/25/07	6.269	10.835	6.476	10.650
6/25/07	6.067	10.492	6.267	10.650
7/25/07	6.269	10.850	6.476	10.650
8/25/07	6.066	10.850	6.267	10.650
9/25/07	6.066	10.850	6.266	10.650
10/25/07	6.269	10.850	6.475	10.650
11/25/07	6.066	10.850	6.266	10.650
12/25/07	6.269	10.850	6.475	10.650
1/25/08	6.066	10.850	6.266	10.650
2/25/08	6.066	10.850	6.266	10.650
3/25/08	6.485	10.850	6.698	10.650
4/25/08	6.066	10.850	6.266	10.650
5/25/08	6.268	10.850	6.474	10.650
6/25/08	6.066	10.850	6.265	10.650
7/25/08	6.268	10.850	6.474	10.650
8/25/08	6.066	10.850	6.265	10.650
9/25/08	6.066	10.850	6.265	10.650
10/25/08	6.268	10.850	6.474	10.650
11/25/08	6.066	10.850	6.265	10.650
12/25/08	6.269	10.850	6.474	10.650
1/25/09	6.073	10.850	6.270	10.650
2/25/09	6.074	10.850	6.271	10.650
3/25/09	6.725	10.850	6.942	10.650

Payment Date	Group 3 Available Funds Cap (%) (1)(3)	Group 3 Available Funds Cap (%) (1)(3)	Aggregate Available Funds Cap (%) (2)(4)	Aggregate Available Funds Cap (%) (2)(4)
4/25/09	6.074	10.850	6.271	10.650
5/25/09	6.277	10.850	6.480	10.650
6/25/09	6.074	10.850	6.271	10.650
7/25/09	6.277	10.850	6.480	10.650
8/25/09	6.074	10.850	6.271	10.650
9/25/09	6.074	10.850	6.271	10.650
10/25/09	6.277	10.850	6.480	10.650
11/25/09	6.074	10.850	6.271	10.650
12/25/09	6.277	10.850	6.480	10.650
1/25/10	6.074	10.850	6.271	10.650
2/25/10	6.074	10.850	6.271	10.650
3/25/10	6.725	10.850	6.943	10.650
4/25/10	6.074	10.850	6.271	10.650
5/25/10	6.277	10.850	6.480	10.650
6/25/10	6.074	10.850	6.271	10.650
7/25/10	6.277	10.850	6.480	10.650
8/25/10	6.074	10.850	6.271	10.650
9/25/10	6.074	10.850	6.271	10.650
10/25/10	6.277	10.850	6.480	10.650
11/25/10	6.074	10.850	6.271	10.650
12/25/10	6.277	10.850	6.480	10.650
1/25/11	6.074	10.850	6.271	10.650
2/25/11	6.074	10.850	6.271	10.650
3/25/11	6.725	10.850	6.943	10.650
4/25/11	6.074	10.850	6.271	10.650
5/25/11	6.277	10.850	6.480	10.650
6/25/11	6.074	10.850	6.271	10.650
7/25/11	6.277	10.850	6.480	10.650
8/25/11	6.074	10.850	6.271	10.650
9/25/11	6.074	10.850	6.271	10.650
10/25/11	6.277	10.850	6.480	10.650

(1) Group 3 Available Funds Cap means a per annum rate equal to 12 times the quotient of (x) the total scheduled interest due based on the net Group 3 Net Mortgage Rates in effect on the related Due Date, divided by (y) the aggregate Group 3 Mortgage Loansas of the first day of the applicable Accrual Period multiplied by 30 and divided by the actual number of days in the related Accrual Period. Subject to the Group 3 Fixed Rate Cap of 10.85%.

(2) Aggregate Available Funds Cap means a per annum rate equal to (A) 12 times the quotient of (x) the total scheduled interest based on the Net Mortgage Rates in effect on the related due date, divided by (y) the aggregate principal balance of the Mortgage Loans as of the first day of the applicable accrual period multiplied by 30 and divided by the actual number of days in the related accrual period. Subject to the Subordinate Fixed Rate Cap of 10.65%.

(3) Assumes no losses, 20% cleanup call, 28% CPR on the adjustable rate collateral, and 1 month LIBOR, 6 month LIBOR and 1 year CMT remain constant at 1.1100%, 1.2100% and 1.3000, respectively. The values indicated include proceeds from Swap Contract, although such proceeds are excluded from the calculation of the applicable Available Funds Cap described herein.

(4) Assumes no losses, 20% cleanup call, 28% CPR on the adjustable rate collateral, and 1 month LIBOR, 6 month LIBOR and 1 year CMT are 1.1100%, 1.2100% and 1.3000%, respectively, for the first period and then increase to 20.0000% for each period thereafter. The values indicated include proceeds from 1ML Cap, although such proceeds are excluded from the calculation of the Available Funds Cap described herein. The values indicated include proceeds from Swap Contract, although such proceeds are excluded from the calculation of the applicable Available Funds Cap described herein.

Discount Margin Table (To Call)

PPC	0% To Call	80% To Call	100% To Call	150% To Call	200% To Call
3-A					
100.00000	30	30	**30**	30	30
WAL	19.06	2.66	**2.02**	1.12	0.74
Mod Durn	16.56	2.60	**1.99**	1.11	0.74
Principal Window	Feb04 - May31	Feb04 - Apr10	**Feb04 - Dec08**	Feb04 - Jan07	Feb04 - Jan06
M1					
100.0000	65	65	**65**	65	65
WAL	25.81	5.02	**4.21**	2.96	1.96
Mod Durn	20.80	4.82	**4.08**	2.90	1.94
Principal Window	Feb26 - May31	Mar07 - Apr10	**Jun07 - Dec08**	Jan07 - Jan07	Jan06 - Jan06
M2					
100.00000	135	135	**135**	135	135
WAL	25.81	5.02	**4.12**	2.96	1.96
Mod Durn	19.07	4.71	**3.92**	2.86	1.92
Principal Window	Feb26 - May31	Feb07 - Apr10	**Apr07 - Dec08**	Jan07 - Jan07	Jan06 - Jan06
M3					
100.00000	155	155	**155**	155	155
WAL	25.81	5.01	**4.09**	2.96	1.96
Mod Durn	18.62	4.68	**3.87**	2.85	1.91
Principal Window	Feb26 - May31	Feb07 - Apr10	**Apr07 - Dec08**	Jan07 - Jan07	Jan06 - Jan06
M4					
100.00000	175	175	**175**	175	175
WAL	25.81	5.01	**4.07**	2.96	1.96
Mod Durn	18.18	4.65	**3.83**	2.84	1.91
Principal Window	Feb26 - May31	Feb07 - Apr10	**Mar07 - Dec08**	Jan07 - Jan07	Jan06 - Jan06
M5					
100.00000	195	195	**195**	195	195
WAL	25.81	5.01	**4.06**	2.96	1.96
Mod Durn	17.75	4.62	**3.81**	2.83	1.90
Principal Window	Feb26 - May31	Feb07 - Apr10	**Mar07 - Dec08**	Jan07 - Jan07	Jan06 - Jan06

Discount Margin Table (To Maturity)

PPC	0% To Maturity	80% To Maturity	100% To Maturity	150% To Maturity	200% To Maturity
3-A					
100.00000	30	35	**35**	31	30
WAL	19.26	3.21	**2.46**	1.15	0.74
Mod Durn	16.70	3.09	**2.39**	1.14	0.74
Principal Window	Feb04 - Dec33	Feb04 - Feb23	**Feb04 - May19**	Feb04 - Aug13	Feb04 - Feb06
M1					
100.00000	66	71	**71**	81	69
WAL	26.34	6.35	**5.26**	5.92	2.24
Mod Durn	21.13	5.96	**5.01**	5.63	2.20
Principal Window	Feb26 - Nov33	Mar07 - Dec19	**Jun07 - Sep16**	Jul08 - Oct12	Feb06 - Jul06
M2					
100.00000	136	147	**147**	155	157
WAL	26.34	6.29	**5.12**	4.33	2.95
Mod Durn	19.34	5.74	**4.77**	4.10	2.84
Principal Window	Feb26 - Oct33	Feb07 - Aug18	**Apr07 - Aug15**	Oct07 - Mar11	Jul06 - Jun10
M3					
100.00000	156	168	**168**	174	202
WAL	26.33	6.22	**5.04**	3.98	5.17
Mod Durn	18.87	5.65	**4.67**	3.76	4.79
Principal Window	Feb26 - Aug33	Feb07 - Jan17	**Apr07 - Apr14**	Aug07 - May10	Oct08 - Nov09
M4					
100.00000	176	189	**189**	194	221
WAL	26.32	6.16	**4.97**	3.84	4.29
Mod Durn	18.41	5.56	**4.58**	3.62	4.01
Principal Window	Feb26 - Jul33	Feb07 - Jun16	**Mar07 - Oct13**	Jun07 - Feb10	Jan08 - Oct08
M5					
100.00000	196	210	**210**	214	241
WAL	26.31	6.07	**4.89**	3.71	3.81
Mod Durn	17.97	5.45	**4.49**	3.49	3.57
Principal Window	Feb26 - May33	Feb07 - May15	**Mar07 - Dec12**	May07 - Jul09	Oct07 - Jan08

ABS New Transaction

Computational Materials

$663,157,000 (approximate)
Fieldstone Mortgage Investment Trust
Series 2004-1

FIELDSTONE
INVESTMENT CORPORATION

Fieldstone Investment Corp.
Seller

Wells Fargo Bank, N.A.
Master Servicer

Merrill Lynch Mortgage Investors
Depositor

Chase Mortgage
Sub-Servicer

January 20, 2003

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the isuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

TERM SHEET

Fieldstone Mortgage Investment Corp., Series 2004-1

$663,157,000 (Approximate)
Subject to Revision

Class	Approx Size ($)[1]	Coupon	WAL (yrs) (Call [4]/ Maturity)	Payment Window (Call [4]/ Maturity)	Payment Delay	Interest Accrual	Expected Final Maturity [4]	Stated Final Maturity [5]	Expected Ratings (Moody's/S&P/Fitch)
1-A[6]	$437,672,000	Information Not Provided Hereby							AAA/Aaa/AAA
S[9]	Notional	Information Not Provided Hereby							AAA/Aaa/AAA
2-A[7]	$113,823,000	LIBOR + [ ] [2]	2.02 / 2.46	1 - 59 / 1 - 184	0	Actual/360	12/2008	01/2035	AAA/Aaa/AAA
A-IO[8]	Notional	Information Not Provided Hereby							AAA/Aaa/AAA
M1	$41,873,000	LIBOR + [ ] [3]	4.21 / 5.26	41 - 59 / 41 - 152	0	Actual/360	12/2008	01/2035	AA/Aa2/AA
M2	$32,341,000	LIBOR + [ ] [3]	4.12 / 5.12	39 - 59 / 39 - 139	0	Actual/360	12/2008	01/2035	A/A2/A
M3	$8,511,000	LIBOR + [ ] [3]	4.09 / 5.04	39 - 59 / 39 - 123	0	Actual/360	12/2008	01/2035	A-/A3/A-
M4	$11,915,000	LIBOR + [ ] [3]	4.07 / 4.97	38 - 59 / 38 - 117	0	Actual/360	12/2008	01/2035	BBB+/Baa1/BBB+
M5	$6,809,000	LIBOR + [ ] [3]	4.06 / 4.89	38 - 59 / 38 - 107	0	Actual/360	12/2008	01/2035	BBB/Baa2/BBB
M6	$10,213,000	Information Not Provided Hereby							BBB-/Baa3/BBB-
Total Offered:	$663,157,000								

1) Subject to a permitted Variance of [+/- 5%]
2) If the 20% cleanup call is not exercised on the first Distribution Date on which it is exercisable, the existing margin on Class 1-A and Class 2-A Notes will increase to 2x their respective margins on the following Distribution Date. Each of the Class 1-A and Class 2-A Notes is subject to the Group 1 and Group 2 Fixed Rate Cap.
3) If the 20% cleanup call is not exercised on the first Distribution Date on which it is exercisable, the existing margin on each of the Class M1, Class M2, Class M3, Class M4, Class M5 and Class M6 Notes will increase to 1.5x their respective margins on the following Distribution Date. Each of the Class M1, Class M2, Class M3, Class M4, Class M5 and Class M6 Notes is subject to the Subordinate Fixed Rate Cap.
4) The Securities will be priced assuming 100% of the Prepayment Assumption to the 20% cleanup call. 100% of the Prepayment Assumption assumes 28% CPR for all the Adjustable Rate Mortgage Loans.
5) Assumes latest maturity date of Mortgage Loans plus one year.
6) Class 1-A is the Group 1 Senior Notes.
7) Class 2-A is the Group 2 Senior Notes.
8) Class A-IO will be a Senior Interest-Only Note, and will receive interest payments for the first 18 Payment Dates.
9) Class S Certificate is a Senior Inverse Interest-Only Certificate, and will not receive any principal payments, but will accrue interest based on the Class S notional balance, which with respect to any Distribution Date, will equal the aggregate outstanding principal balance of the Notes.

CONTACTS

MBS/ABS Trading/Syndicate

Scott Soltas	212-449-3659	scott_soltas@ml.com
Charles Sorrentino	212-449-3659	charles_sorrentino@ml.com

Global Asset Backed Finance

Matt Whalen	212-449-0752	matthew_whalen@ml.com
Paul Park	212-449-6380	paul_park@ml.com
Ted Bouloukos	212-449-5029	ted_bouloukos@ml.com
Fred Hubert	212-449-5071	fred_hubert@ml.com
Alan Chan	212-449-8140	alan_chan@ml.com
Alice Chang	212-449-1701	alice_chang@ml.com
Sonia Lee	212-449-5067	sonia_lee@ml.com
Amanda DeZutter	212-449-0425	amanda_dezutter@ml.com

ABS Research

Glenn Costello	212-449-4457	glenn_costello@ml.com

Title of the Securities	Fieldstone Mortgage Investment Trust, Series 2004-1, consisting of: Class 1-A, Class 2-A and Class A-IO Notes (collectively, the "Class A Notes"), Class S Certificates (the "Certificates"), and Class M1, Class M2, Class M3, Class M4, Class M5 and Class M6 Notes (collectively, the "Class M Notes"). Collectively, the Class A Notes and the Class M Notes are referred to as the "Notes". The Notes and Certificates are collectively referred to as the "Securities".
Lead-Underwriter	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Underwriters	Credit Suisse First Boston, Lehman Brothers, Friedman Billings Ramsey
Depositor	Merrill Lynch Mortgage Investors, Inc.
Seller	Fieldstone Investment Corp. ("Fieldstone")
Master Servicer and Trust Administrator	Wells Fargo Bank, N.A.
Servicer	A wholly-owned subsidiary of Fieldstone Investment Corp.
Sub-Servicer	Chase Mortgage ("Chase"). Chase has a subprime mortgage servicer rating of "Strong" from S&P, SQ1 from Moody's and RPS1- from Fitch, the highest rating category from S&P and Moody's and the second highest from Fitch.
Indenture Trustee	HSBC Bank USA
Owner Trustee	U.S. Bank Trust National Association
Custodian	Wells Fargo Bank, N.A.
Ratings	Moody's Investor Services, Inc. ("Moody's"), Standard and Poor's Rating Services, Inc. ("S&P"), and Fitch Ratings ("Fitch").
Expected Pricing Date	On or about January [21], 2004
Expected Closing Date	February [10], 2004
Cut-Off Date	January 1, 2004
Payment Dates	Payment of principal and interest on the Securities will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter, commencing in February 2004.
Dated Date	January 1, 2004
Delay Days	The Securities, excluding the Class A-IO Notes, will have 0 days delay. The Class A-IO Notes will have 24 days delay.
Day Count	The Securities, excluding the Class A-IO Notes, will accrue interest on an Actual/360 basis. The Class A-IO Notes will accrue interest on a 30/360 basis.

Denominations	Minimum $25,000; increments $1 in excess thereof for the Class A Notes, excluding the Class A-IO Notes. Minimum $100,000; increments of $1,000 in excess thereof for the Class A-IO, Class M1, Class M2, Class M3, Class M4, Class M5 and Class M6 Notes and Class S Certificates.
Accrued Interest	The Securities, excluding the Class A-IO Notes, will settle flat. The Class A-IO Notes will settle with accrued interest.
Accrual Period	The "Accrual Period" with respect to the Class A Notes (except for the Class A-IO Notes) and Class S Certificates for each Payment Date will be the period beginning on the 25th day of the month prior to such Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the 24th day of the month of such Payment Date. The Accrual Period for the Class A-IO Notes for each Payment Date will be the calendar month immediately preceding the month in which the Payment Date occurs.
Due Period	The period from the 2nd day of the immediately preceding calendar month through the 1st day of the current calendar month.
Registration	The Offered Notes will be available in book-entry form through DTC and upon request through Clearstream, Luxembourg and the Euroclear System. The Class S Certificates will be available in definitive, physical form.
Federal Tax Status	The Notes are anticipated to be treated as debt, and the Class S Certificates are intended to represent interests in a notional principal contract, for Federal income tax purposes, and an opinion will be delivered to that effect from counsel acceptable to the underwriters.
ERISA Eligibility	The Notes are expected to be ERISA eligible, subject to limitations set forth in the final prospectus supplement. The Class S Certificates are not ERISA eligible.
SMMEA Eligibility	The Notes are expected to be SMMEA eligible.
Mortgage Loans	As of the Statistical Cut-off Date, the Collateral Group consists of 3,485 mortgage loans (the "Mortgage Loans") with an aggregate principal balance of approximately $680,857,782 of fully amortizing adjustable rate loans secured by first liens on primarily 1 - 4 family properties. Approximately 92.81% of the Mortgage Loans will be subject to prepayment penalties and approximately 62.02% of the Mortgage Loans require interest only during their first 5 years. The Mortgage Loans are composed of Group 1 and Group 2. Group 1 will consist of mortgage loans that had a principal balance at origination of no more than $333,700 if a single-unit property (or $500,550 if the property is located in Hawaii or Alaska), $427,150 if a two-unit property (or $640,725 if the property is located in Hawaii or Alaska), $516,300 if a three-unit property (or $774,450 if the property is located in Hawaii or Alaska), or $641,650 if a four-unit property (or $962,475 if the property is located in Hawaii or Alaska). Group 2 will consist of mortgage loans that had principal balances at origination that may or may not conform to the criteria specified above for mortgage loans included in Group 1. For collateral statistics please see the "Collateral Summary" herein.
Repurchase or Substitution of Mortgage Loans	The Servicer shall have the option at any time to purchase any Delinquent Mortgage Loan or substitute an Eligible Substitute Mortgage Loan for any Delinquent Mortgage Loan as defined in the Indenture.
Total Deal Size	Approximately $663,157,000.

Optional Termination

On the Payment Date on which the aggregate unpaid principal balance of the Mortgage Loans, prior to giving effect to any principal payments for that period, is less than 20% of the sum of the aggregate principal balance of the Mortgage Loans on the Cut-off Date, a wholly-owned subsidiary of Fieldstone Investment Corp. ("Fieldstone"), as owner of the servicing rights, will have the option to purchase the remaining Mortgage Loans from the trust. If on the following Payment Date, such entity has not exercised its optional termination right the margins for the Class 1-A and Class 2-A Notes will double and the margins for the remaining classes will be multiplied by 1.5.

Servicing Fee Rate

50 basis points per annum (0.50%) on the outstanding principal balance of each mortgage loan as of the first day of any Due Period.

Owner Trustee Fee Rate

$3,000 per annum, payable monthly.

Security Rate

The Note Rate on each class of Notes (excluding the Class A-IO Notes) is equal to the lesser of (i) the Formula Rate and (ii) the related Fixed Rate Cap. The Pass-Through Rate for the first Payment Date will equal the Formula Rate. The Class A-IO Notes will accrue at a fixed rate of 6.00%. The Class S Certificate Rate is its Formula Rate.

Formula Rate

One-Month LIBOR plus a margin for each class of Notes (excluding the Class A-IO Notes).

The Class S Certificate Rate will be equal to the greater of (i) a predetermined fixed rate minus One-Month LIBOR for such Payment Date and (ii) zero.

Class A-IO Notional Amount

The Class A-IO Notes do not have a Class Note Balance but will accrue interest on their Notional Amount. The "Notional Amount" of the Class A-IO Notes will be the sum of the notional balance of its two components. The A-IO(1) Component Notional Amount will be approximately 79.36% of the aggregate Class A-IO Notional Amount on the Closing Date. The A-IO(2) Component Notional Amount will be approximately 20.64% of the aggregate Class A-IO Notional Amount on the Closing Date. The components comprising the Class A-IO Notes may not be transferred separately from the Notes. If the trust fund terminates prior to the 18th payment date, whether as a result of an optional termination or otherwise, the holders of the Class A-IO Notes will be entitled to a payment equal to the present value of the payments remaining to be made on the Class A-IO Notes determined using a discount rate equal to the expected yield to maturity of the Class A-IO Notes determined at pricing.

Payment Dates	Class A-IO (1) Notional Amount	Class A-IO (2) Notional Amount	Class A-IO Total Notional Amount
1	148,592,391.01	38,643,498.75	187,235,889.77
2	137,622,070.68	35,797,728.69	173,419,799.37
3	127,461,392.87	33,161,499.23	160,622,892.10
4	118,050,622.28	30,719,383.20	148,770,005.48
5	109,334,429.60	28,457,089.15	137,791,518.76
6	101,261,566.62	26,361,377.70	127,622,944.32
7	93,784,565.29	24,419,984.09	118,204,549.38
8	86,859,458.95	22,621,546.50	109,481,005.45
9	80,445,524.16	20,955,539.50	101,401,063.66
10	74,505,041.48	19,412,212.57	93,917,254.05
11	69,003,073.97	17,982,533.00	86,985,606.97
12	63,907,262.00	16,658,133.05	80,565,395.05
13	59,187,633.10	15,431,261.05	74,618,894.15
14	54,816,426.02	14,294,735.98	69,111,162.00
15	50,767,927.53	13,241,905.53	64,009,833.06
16	47,018,321.47	12,266,607.13	59,284,928.61
17	43,545,548.76	11,363,131.93	54,908,680.69
18	40,329,177.83	10,526,191.38	50,855,369.21
19	0.00	0.00	0.00

After the 18th Payment Date, the Class A-IO Notional Amount will be zero. Interest will be paid to the Class A-IO Notes from both of the Collateral Groups.

Group 1 and Group 2 Fixed Rate Cap

As to any Payment Date (other than the first Payment Date), a per annum rate equal to 10.65% for Class 1-A and 10.85% for Class 2-A Notes.

Subordinate Fixed Rate Cap

As to any Payment Date (other than the first Payment Date), a per annum rate equal to 10.65% for Class M1, Class M2, Class M3, Class M4, Class M5 and Class M6 Notes.

Swap Contract
<Preliminary and Subject to Revision>

The Trust will include swap derivative contracts for the benefit of the Notes (the "Swap Contracts") to (i) protect against interest rate risk from upward movement in 1 month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans. The Trust will make payments based on a fixed rate of 2.2470% for Swap 1, 2.10650% for Swap 2, 2.12750% for Swap 3 and 2.0050% for Swap 4 and will receive payments based on LIBOR based on the schedules below.

Date	SWAP 1	SWAP 2	SWAP 3	SWAP 4
2/25/04	312,028,820.00	100,000,000.00	241,069,679.75	27,759,282.68
3/25/04	310,406,035.00	99,479,924.64	238,412,437.03	27,453,299.98
4/25/04	308,278,857.00	98,798,199.79	235,262,357.78	27,090,566.93
5/25/04	305,647,611.00	97,954,929.61	231,625,264.75	26,671,754.02
6/25/04	302,514,797.00	96,950,915.30	227,510,262.43	26,197,909.65
7/25/04	298,885,851.00	95,787,899.02	222,924,958.29	25,669,909.80
8/25/04	294,768,378.00	94,468,318.02	217,877,571.37	25,088,700.91
9/25/04	290,164,669.00	92,992,906.55	212,392,556.10	24,457,098.92
10/25/04	285,087,341.00	91,365,708.14	206,496,031.34	23,778,111.43
11/25/04	279,551,561.00	89,591,583.56	200,217,478.31	23,055,133.21
12/25/04	273,579,330.00	87,677,583.76	193,579,393.33	22,290,754.72
1/25/05	267,190,846.00	85,630,181.85	186,842,529.32	21,515,001.78
2/25/05	260,408,518.00	83,456,559.56	180,417,259.66	20,775,129.07
3/25/05	253,665,965.00	81,295,684.48	174,079,000.73	20,045,275.69
4/25/05	246,967,436.00	79,148,918.36	167,961,787.23	19,340,875.79
5/25/05	240,317,801.00	77,017,821.94	162,268,681.48	18,685,312.08
6/25/05	233,935,261.00	74,972,324.99	156,855,935.90	18,062,031.98
7/25/05	227,813,387.00	73,010,367.12	151,695,104.82	17,467,759.95
8/25/05	221,935,275.00	71,126,530.88	146,760,230.39	16,899,506.92
9/25/05	216,285,945.00	68,316,015.42	142,770,986.96	16,440,143.74
10/25/05	210,849,362.00	65,573,681.82	137,292,415.14	15,809,283.72
11/25/05	205,418,164.00	62,833,074.01	107,922,161.26	15,660,461.53
12/25/05	197,542,646.00	59,309,102.67	-	-
1/25/06	186,995,760.00	-	-	-
2/25/06	-	-	-	-

Application Of Net Swap Payments

If, on any Payment Date, the Trust receives net payments under one or more of the swap contracts, the amounts received by the trust will be applied to pay Monthly Interest on the Notes in the order and priority described under "Cashflow Priority," below, but only to the extent that the Monthly Interest (and any Monthly Interest remaining unpaid on prior Payment Dates, together with interest thereon at the applicable Note Rate) for a Class of Notes exceeds the amount of interest paid on such Class of Notes out of available interest funds for such Payment Date. Any amounts received under the swap contracts in excess of the amount needed to satisfy payments described in the immediately preceding sentence shall be paid to the holder of the equity interest in the Trust and shall not be available to make payments in respect of the Notes.

Group Subordinate Amount For each Group on each Payment Date, is equal to the excess of the Group's Mortgage Loan Balance as of the end of the second preceding Due Period over the unpaid principal balance of the Class 1-A (in the case of Group 1) or Class 2-A Notes (in the case of Group 2) immediately prior to such Payment Date.

Monthly Interest The interest accrued during the related Accrual Period at the applicable Note Rate.

Credit Enhancements Consist of the following:

1. Net Monthly Excess Cashflow;
2. Over-Collateralization Amount; and
3. Subordination.

Over-Collateralization Excess interest will be used to pay down the principal balance of the Notes so the aggregate Mortgage Loan balance exceeds the aggregate Note balance ("Over-Collateralization" or "O/C").

Over-Collateralization Target Prior to the Stepdown Date, equal to 2.60% of the aggregate Mortgage Loan balance as of the Cut-Off Date.

On or after the Stepdown Date, equal to the lesser of (x) 2.60% of the Cut-off Date Pool Balance and (y) 5.20% of the Pool Balance as of the end of the related Due Period, subject to a floor equal to 0.50% of the Cut-Off Date Pool Balance.

Provided, however, if a Trigger Event has occurred on the related Payment Date, the Over-Collateralization Target is the same as the Over-Collateralization Target on the preceding Payment Date.

Initial: 2.60% of original balance
Target: 2.60% of original balance before step-down, 5.20% of current balance after step-down
Floor: 0.50% of original balance
(Preliminary and Subject to Revision)

Subordination[1]:

Classes	Rating (S/M/F)	Subordination
Class A	AAA/Aaa/AAA	19.00%
Class M1	AA/Aa2/AA	12.85%
Class M2	A/A2/A	8.10%
Class M3	A-/A3/A-	6.85%
Class M4	BBB+/Baa1/BBB+	5.10%
Class M5	BBB/Baa2/BBB	4.10%
Class M6	BBB-/Baa3/BBB-	2.60%

Class Sizes:

Classes	Rating (S/M/F)	Class Sizes
Class A	AAA/Aaa/AAA	81.00%
Class M1	AA/Aa2/AA	6.15%
Class M2	A/A2/A	4.75%
Class M3	A-/A3/A-	1.25%
Class M4	BBB+/Baa1/BBB+	1.75%
Class M5	BBB/Baa2/BBB	1.00%
Class M6	BBB-/Baa3/BBB-	1.50%

[1] The subordination percentages include the initial over-collateralization level of 2.60%.

Cashflow Priority
<Preliminary and Subject to Revision>

1. Repayment of any unreimbursed Servicer advances.
2. Servicing Fees.
3. Owner Trustee Fee.
4. Swap Contracts.
5. Available interest funds, as follows: Monthly Interest, including any unpaid Monthly Interest from prior months, concurrently, to the Class A Notes, Class A-IO Notes and the Class S Certificates; then Monthly Interest, including any unpaid Monthly Interest from prior months, to the Class M1 Notes, then to the Class M2 Notes, then to the Class M3 Notes, then to the Class M4 Notes, then to the Class M5 Notes, and then to the Class M6 Notes.
6. Repayment of any unreimbursed Trustee advances.
7. Available principal funds, as follows: monthly principal to the Class A Notes as described under "PRINCIPAL PAYDOWN", then monthly principal to the Class M1 Notes, then monthly principal to the Class M2 Notes, then monthly principal to the Class M3 Notes, then monthly principal to the Class M4 Notes, then monthly principal to the Class M5 Notes and then monthly principal to the Class M6 Notes, in each case as described under "PRINCIPAL PAYDOWN."
8. Excess interest in the order as described under "PRINCIPAL PAYDOWN" if necessary to restore O/C to the required level.
9. Excess interest to pay subordinate principal shortfalls.
10. Any remaining amount will be paid in accordance with the Indenture and will not be available for payment to holders of the offered notes.

PRINCIPAL PAYDOWN

IF THE SUBORDINATE CLASS PRINCIPAL PAYMENT TEST IS NOT MET:

1) The Group 1 Principal Payment Percentage of (i) scheduled and unscheduled principal received from the Mortgage Loans and (ii) excess spread to the extent payable as principal to replenish O/C to the required level will be paid to the Class 1-A Notes.
2) The Group 2 Principal Payment Percentage of (i) scheduled and unscheduled principal received from the Mortgage Loans and (ii) excess spread to the extent payable as principal to replenish O/C to the required level will be paid to the Class 2-A Notes.

"Group 1 Principal Payment Percentage" means with respect to any Payment Date, the fraction expressed as a percentage, the numerator of which is the amount of scheduled and unscheduled principal received with respect to Group 1 Mortgage Loans and payable on such Payment Date, and the denominator of which is the amount of scheduled and unscheduled principal received from the Mortgage Loans and payable on such Payment Date.

"Group 2 Principal Payment Percentage" means with respect to any Payment Date, the fraction expressed as a percentage, the numerator of which is the amount of scheduled and unscheduled principal received with respect to Group 2 Mortgage Loans and payable on such Payment Date, and the denominator of which is the amount of scheduled and unscheduled principal received from the Mortgage Loans and payable on such Payment Date.

After the Note principal balance of the Class 1-A or Class 2-A Notes has been reduced to zero, the amounts referred to in (1) or (2) above, as applicable, will be paid to the Class A Notes (i.e., whichever such class remains outstanding) on a pro rata basis, as the case may be. After the aggregate Note principal balance of the Class A Notes has been reduced to zero, the amounts referred to in (1) and (2) above will be paid sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class M6 Notes.

IF THE SUBORDINATE CLASS PRINCIPAL PAYMENT TEST IS MET:

All Notes will be entitled to receive payments of principal, in the following order of priority: first to the Class A Notes (allocated between the Class 1-A and the Class 2-A Notes as described immediately above), second to the Class M1 Notes, third to the Class M2 Notes, fourth to the Class M3 Notes, fifth to the Class M4 Notes, sixth to the Class M5 Notes and seventh to the Class M6 Notes in each case up to amounts necessary to maintain the subordination for each class at its required level. Such required levels of subordination are as follows:

Class A	38.00%*
Class M1	25.70%*
Class M2	16.20%*
Class M3	13.70%*
Class M4	10.20%*
Class M5	8.20%*
Class M6	5.20%*

*includes Over-Collateralization

THE SUBORDINATE CLASS PRINCIPAL PAYMENT TEST IS MET IF:

i) The Payment Date is on or after the February 2007 Payment Date; and

ii) The applicable Subordinate Class Principal Payment Date has occurred (as described below); and

iii) A Trigger Event does not exist.

SUBORDINATE CLASS PRINCIPAL PAYMENT DATE

The first Payment Date on which the Senior Enhancement Percentage (i.e., the sum of the outstanding principal balance of the subordinate Notes and the O/C amount divided by the aggregate stated principal balance of the Mortgage Loans) is greater than or equal to the Senior Specified Enhancement Percentage (including O/C), which is equal to two times the initial AAA subordination percentage.

Senior Specified Enhancement Percentage:
38.00%
or
[(16.40%+2.60%)*2]

Step Down Loss Trigger Event
<Preliminary and Subject to Revision>

The situation that exists with respect to any Payment Date after the Stepdown Date, if (a) the quotient of (1) the aggregate stated principal balance of all Mortgage Loans 60 or more days delinquent, measured on a rolling three month basis (including Mortgage Loans in foreclosure and REO Properties) and (2) the stated principal balance of all the Mortgage Loans as of the preceding Servicer Remittance Date, equals or exceeds the product of (i) [40.00%] and (ii) the required percentage or (b) the quotient (expressed as a percentage)of (1) the aggregate realized losses incurred from the Cut-off Date through the last day of the calendar month preceding such Payment Date and (2) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the Required Loss Percentage shown below.

Payment Date Occurring	Required Loss Percentage
February 2007 to January 2008	[3.50]% with respect to February 2007, plus an additional 1/12th of [1.75]% for each month thereafter
February 2008 to January 2009	[5.25]% with respect to February 2007, plus an additional 1/12th of [1.00]% for each month thereafter
February 2009 to January 2010	[6.25]% with respect to February 2007, plus an additional 1/12th of [0.25]% for each month thereafter
February 2010 and thereafter	[6.50]%

(Preliminary and Subject to Revision)

Prospectus

The Securities will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Complete information with respect to the Securities and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Securities may not be consummated unless the purchaser has received the Prospectus.

Mortgage Loan Tables

The following tables describe the mortgage loans and the related mortgaged properties as of the close of business on the Cut-off Date. The sum of the columns below may not equal the total indicated due to rounding.

Aggregate Outstanding Principal Balance	$680,857,782
Aggregate Original Principal Balance	$680,989,409
Number of Mortgage Loans	3,485

	Minimum	Maximum	Average [(1)]
Original Principal Balance	$27,750	$650,000	$195,406
Outstanding Principal Balance	$27,750	$650,000	$195,368
	Minimum	**Maximum**	**Weighted Average [(2)]**
Original Term (mos)	360	360	360
Stated remaining Term (mos)	356	360	359
Loan Age (mos)	0	4	1
Current Interest Rate	5.150%	11.475%	6.876%
Initial Interest Rate Cap [(3)]	2.000%	3.000%	2.986%
Periodic Rate Cap [(3)]	1.000%	2.000%	1.014%
Gross Margin [(3)]	2.000%	6.500%	5.621%
Maximum Mortgage Rate [(3)]	11.150%	17.475%	12.876%
Minimum Mortgage Rate [(3)]	5.150%	11.475%	6.876%
Months to Roll [(3)]	20	60	24
Original Loan-to-Value	27.01%	100.00%	82.77%
Credit Score [(4)]	500	806	656

	Earliest	Latest
Maturity Date	09/01/33	01/01/34

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%

Year of Origination	Percent of Mortgage Pool
2003	100.00%

Occupancy	Percent of Mortgage Pool
Primary	93.88%
Second Home	0.23%
Investment	5.89%

Loan Purpose	Percent of Mortgage Pool
Purchase	65.87%
Refinance - Rate Term	13.74%
Refinance - Cashout	20.40%

Loan Type	Percent of Mortgage Pool
ARM	100.00%

Property Type	Percent of Mortgage Pool
Single Family Attached	0.15%
Single Family Detached	72.43%
Rowhouse	0.11%
Townhouse	0.40%
Condominium	9.43%
Two-to-Four Family	2.00%
Planned Unit Development	15.49%

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) Adjustable Rate Mortgage Loans only.
(4) Minimum and Weighting only for loans with scores.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6.000% or less	372	$102,703,224	15.08%	5.856%	697	$276,084	82.08%	39.52%
6.001% to 6.500%	717	180,090,800	26.45	6.357	682	251,173	83.00	30.47
6.501% to 7.000%	826	175,108,260	25.72	6.819	655	211,995	82.72	36.15
7.001% to 7.500%	551	94,313,812	13.85	7.314	637	171,168	83.42	41.65
7.501% to 8.000%	490	68,793,544	10.10	7.803	621	140,395	83.12	44.71
8.001% to 8.500%	250	31,761,307	4.66	8.295	592	127,045	83.47	56.22
8.501% to 9.000%	195	21,264,084	3.12	8.776	579	109,047	81.38	58.26
9.001% to 9.500%	53	4,330,165	0.64	9.245	571	81,701	79.75	66.72
9.501% to 10.000%	21	1,774,541	0.26	9.727	537	84,502	75.19	70.27
10.001% to 10.500%	9	653,337	0.10	10.270	548	72,593	65.35	65.96
11.001% to 11.500%	1	64,708	0.01	11.475	528	64,708	69.62	100.00
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 5.150% per annum to 11.475% per annum and the weighted average Mortgage Rate of the Rate Mortgage Loans was approximately 6.876% per annum.

Remaining Months to Stated Maturity

Range of Remaining Months to Stated Maturity	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
349 to 360	3,485	$680,857,782	100.00%	6.876%	656	$195,368	82.77%	38.73%
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 356 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 359 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$50,000 or less	98	$4,207,343	0.62%	8.203%	608	$42,932	79.64%	81.71%
$50,001 to $100,000	631	48,979,343	7.19	7.782	623	77,622	81.88	63.76
$100,001 to $150,000	670	82,961,767	12.18	7.414	636	123,824	81.98	49.62
$150,001 to $200,000	551	96,732,499	14.21	7.130	651	175,558	82.81	40.60
$200,001 to $250,000	531	119,121,464	17.50	6.755	662	224,334	83.07	32.48
$250,001 to $300,000	431	117,911,431	17.32	6.604	664	273,576	82.86	32.30
$300,001 to $350,000	289	93,352,334	13.71	6.515	668	323,018	84.26	30.81
$350,001 to $400,000	180	68,167,106	10.01	6.453	671	378,706	83.40	34.91
$400,001 to $450,000	40	17,064,549	2.51	6.646	663	426,614	81.99	24.70
$450,001 to $500,000	49	23,571,748	3.46	6.702	671	481,056	80.17	38.83
$500,001 to $550,000	4	2,152,800	0.32	6.292	639	538,200	82.51	50.32
$550,001 to $600,000	7	4,125,400	0.61	6.947	645	589,343	78.41	70.98
$600,001 to $650,000	4	2,510,000	0.37	6.468	664	627,500	76.82	74.10
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $27,750 to approximately $650,000 and the average outstanding principal balance of the Mortgage Loans was approximately $195,368

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2/28 LIBOR ARM	1,688	$247,080,829	36.29%	7.304%	636	$146,375	82.43%	44.85%
2/28 LIBOR IO ARM	1,634	396,147,891	58.18	6.626	668	242,441	83.04	33.88
3/27 LIBOR ARM	47	7,568,190	1.11	7.246	627	161,025	83.81	54.53
3/27 LIBOR IO ARM	78	20,848,280	3.06	6.597	667	267,286	83.00	51.43
5/25 Treasury ARM	18	3,967,243	0.58	6.596	697	220,402	78.27	31.17
5/25 Treasury IO ARM	20	5,245,350	0.77	6.416	702	262,268	79.40	49.04
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

Loan Program

Loan Program	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Balance	Weighted Average Original LTV	Percent Full Doc
Bay Street	1,516	$340,905,213	50.07%	6.591%	681	$224,872	83.45%	25.32%
Wall Street	763	142,528,250	20.93	6.800	690	186,800	79.30	21.66
Main Street	819	128,146,244	18.82	7.563	572	156,467	81.94	73.32
High Street	387	69,278,076	10.18	7.166	620	179,013	88.10	75.81
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

State Distributions of Mortgaged Properties

State Distributions of Mortgaged Properties	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Arizona	224	$31,509,951	4.63%	7.197%	635	$140,669	82.82%	55.12%
Arkansas	11	852,935	0.13	8.216	594	77,540	85.48	74.70
California	1,527	402,426,463	59.11	6.512	672	263,541	82.66	31.42
Colorado	263	47,459,400	6.97	6.999	646	180,454	84.52	45.63
District of Columbia	4	1,280,740	0.19	7.626	660	320,185	79.08	84.70
Florida	142	18,595,288	2.73	7.550	627	130,953	83.46	43.48
Idaho	10	854,351	0.13	7.763	604	85,435	77.89	52.90
Indiana	33	2,778,601	0.41	7.752	591	84,200	81.77	83.41
Iowa	112	9,393,741	1.38	8.430	601	83,873	84.02	76.87
Kansas	66	5,902,274	0.87	7.528	623	89,428	84.25	63.12
Kentucky	17	1,480,537	0.22	7.785	582	87,090	85.91	91.56
Louisiana	7	577,840	0.08	7.286	639	82,549	81.56	29.52
Maine	6	860,375	0.13	8.301	632	143,396	78.00	42.41
Maryland	90	18,292,796	2.69	7.438	651	203,253	82.08	42.13
Massachusetts	98	22,167,720	3.26	7.381	637	226,201	78.51	30.40
Michigan	74	10,229,568	1.50	7.557	626	138,237	83.78	45.69
Minnesota	22	3,818,408	0.56	7.318	600	173,564	86.16	73.52
Mississippi	9	990,401	0.15	8.223	593	110,045	85.98	83.35
Missouri	123	10,756,394	1.58	7.904	601	87,450	82.85	69.51
Nebraska	18	1,592,162	0.23	8.102	612	88,453	83.38	43.71
Nevada	35	6,661,633	0.98	6.775	658	190,332	81.52	44.10
New Hampshire	3	573,392	0.08	7.627	683	191,131	82.59	0.00
New Jersey	14	2,627,387	0.39	8.036	595	187,671	78.68	35.80
New Mexico	7	1,616,796	0.24	7.218	587	230,971	83.63	100.00
North Carolina	28	3,157,558	0.46	7.809	645	112,770	83.66	65.14
North Dakota	2	120,953	0.02	7.535	575	60,477	66.27	100.00
Oklahoma	20	1,498,086	0.22	8.038	606	74,904	81.26	82.38
Oregon	15	2,154,694	0.32	7.456	608	143,646	83.21	49.78
Pennsylvania	10	1,601,844	0.24	7.550	600	160,184	86.03	69.30
Rhode Island	7	1,283,275	0.19	7.361	634	183,325	82.57	39.81
South Carolina	19	1,585,516	0.23	7.910	614	83,448	84.88	67.59
South Dakota	1	131,920	0.02	7.650	667	131,920	80.00	0.00
Tennessee	47	5,114,480	0.75	7.537	642	108,819	83.76	46.53
Texas	199	22,188,421	3.26	7.644	640	111,500	82.23	45.80
Utah	60	7,645,521	1.12	7.121	641	127,425	84.95	62.77
Virginia	46	9,759,365	1.43	7.467	661	212,160	83.53	26.47
Washington	100	19,220,775	2.82	7.089	638	192,208	83.01	41.31
Wisconsin	11	1,364,519	0.20	8.025	567	124,047	82.51	43.72
Wyoming	5	731,700	0.11	7.263	569	146,340	90.00	100.00
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

No more than approximately 0.85% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	18	$2,361,468	0.35%	7.095%	612	$131,193	41.14%	57.90%
50.01% to 55.00%	18	2,569,166	0.38	7.510	583	142,731	52.87	55.99
55.01% to 60.00%	19	2,642,459	0.39	8.022	565	139,077	58.17	43.88
60.01% to 65.00%	32	5,031,652	0.74	7.382	605	157,239	63.36	44.71
65.01% to 70.00%	96	14,280,373	2.10	7.699	600	148,754	68.62	42.52
70.01% to 75.00%	165	24,487,710	3.60	7.466	593	148,410	73.82	51.23
75.01% to 80.00%	1,514	303,824,409	44.62	6.719	675	200,677	79.79	24.98
80.01% to 85.00%	747	161,496,303	23.72	6.788	661	216,193	84.81	30.78
85.01% to 90.00%	731	139,208,758	20.45	6.982	631	190,436	89.79	66.60
90.01% to 95.00%	73	12,323,033	1.81	7.488	646	168,809	94.53	88.23
95.01% to 100.00%	72	12,632,451	1.86	7.327	694	175,451	99.84	76.46
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 27.01% to 100.00% and the weighted average Original Loan-to-Value was approximately 82.77%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	2,211	$448,448,707	65.87%	6.699%	679	$202,826	83.09%	28.30%
Refinance - Cashout	811	138,891,574	20.40	7.281	606	171,260	81.78	61.93
Refinance - Rate Term	463	93,517,501	13.74	7.124	621	201,982	82.73	54.27
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family Attached	6	$1,012,477	0.15%	6.818%	679	$168,746	86.31%	23.47%
Single Family Detached	2,558	493,119,471	72.43	6.900	654	192,775	82.68	38.91
Rowhouse	5	745,346	0.11	7.654	642	149,069	82.16	100.00
Townhouse	19	2,740,127	0.40	7.462	657	144,217	83.37	22.45
Condominium	317	64,186,858	9.43	6.557	674	202,482	83.02	36.37
Two-to-Four Family	57	13,610,147	2.00	6.969	689	238,775	80.94	31.56
Planned Unit Development	523	105,443,358	15.49	6.927	654	201,613	83.23	40.35
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	1,550	$263,677,193	38.73%	6.998%	620	$170,114	84.33%	100.00%
Stated Income Wage Earner	1,178	255,375,274	37.51	6.660	692	216,787	81.77	0.00
Stated Income Self Employed	545	118,601,537	17.42	6.968	672	217,617	81.27	0.00
24 Month Bank Statements	99	19,663,645	2.89	7.092	611	198,623	83.78	0.00
12 Month Bank Statements	85	17,603,092	2.59	7.365	634	207,095	83.13	0.00
Limited Documentation	28	5,937,040	0.87	6.761	635	212,037	82.12	0.00
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	3,191	$639,175,306	93.88%	6.845%	655	$200,306	82.87%	38.41%
Investment	283	40,102,656	5.89	7.345	677	141,705	81.28	43.82
Second Home	11	1,579,820	0.23	7.588	699	143,620	81.65	36.73
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loan Age Summary

Mortgage Loan Age Summary	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	975	$196,861,923	28.91%	6.824%	657	$201,910	82.81%	38.96%
1	1,579	307,741,743	45.20	6.864	659	194,897	83.10	39.80
2	809	152,901,067	22.46	6.966	651	189,000	81.93	34.92
3	97	17,992,975	2.64	6.941	654	185,495	83.27	44.16
4	25	5,360,074	0.79	6.706	645	214,403	84.97	59.01
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 1 month.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	337	$48,984,982	7.19%	7.820%	633	$145,356	82.54%	52.63%
6 Months	66	5,909,491	0.87	7.526	624	89,538	84.25	62.29
12 Months	26	5,217,501	0.77	7.099	657	200,673	82.33	45.39
18 Months	2	842,500	0.12	7.104	628	421,250	87.95	53.00
24 Months	2,823	573,611,964	84.25	6.790	659	203,192	82.81	36.61
30 Months	69	9,254,091	1.36	7.518	616	134,117	83.72	36.77
36 Months	162	37,037,253	5.44	6.658	669	228,625	81.97	48.64
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 25 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
476 to 500	3	$621,750	0.09%	9.072%	500	$207,250	75.65%	34.38%
501 to 525	86	10,228,719	1.50	8.184	515	118,939	75.85	91.53
526 to 550	264	39,225,041	5.76	7.840	538	148,580	80.72	80.61
551 to 575	270	43,199,091	6.34	7.457	563	159,997	83.27	78.52
576 to 600	256	43,432,869	6.38	7.359	588	169,660	83.12	71.14
601 to 625	273	46,889,986	6.89	7.102	614	171,758	82.63	66.25
626 to 650	448	90,350,606	13.27	6.999	639	201,675	83.31	48.28
651 to 675	639	133,682,360	19.63	6.779	664	209,206	82.98	26.09
676 to 700	508	109,604,586	16.10	6.562	687	215,757	83.00	17.12
701 to 725	354	78,310,794	11.50	6.455	712	221,217	83.27	21.50
726 to 750	220	49,012,882	7.20	6.442	738	222,786	82.65	12.67
751 to 775	109	24,273,748	3.57	6.368	761	222,695	82.43	14.99
776 to 800	51	10,928,100	1.61	6.377	783	214,276	82.58	18.79
801 to 825	4	1,097,250	0.16	6.115	803	274,313	85.55	54.68
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 500 to 806 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 656.

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average FICO	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
A+	187	$38,790,659	5.70%	6.862%	660	$207,437	90.90%	69.00%
A	2,722	558,878,000	82.08	6.733	671	205,319	82.54	30.92
A-	191	31,048,128	4.56	7.544	566	162,556	83.36	69.93
B+	80	11,477,546	1.69	7.639	543	143,469	86.68	87.19
B	178	25,615,266	3.76	7.826	552	143,906	79.50	77.25
C+	4	760,914	0.11	8.813	516	190,228	63.20	33.76
C	101	11,696,682	1.72	8.607	540	115,809	73.37	85.71
D	21	2,327,939	0.34	9.167	538	110,854	65.91	100.00
D-	1	262,650	0.04	6.25	719	262,650	85.00	0.00
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

Margins

Range of Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
1.501% to 2.000%	1	$112,200	0.02%	8.700%	535	$112,200	85.00%	100.00%
4.501% to 5.000%	1	320,400	0.05	5.950	765	320,400	90.00	100.00
5.001% to 5.500%	1,887	422,972,552	62.12	6.643	662	224,151	83.34	41.89
5.501% to 6.000%	841	161,412,736	23.71	6.988	653	191,930	81.96	31.45
6.001% to 6.500%	755	96,039,895	14.11	7.715	636	127,205	81.63	36.74
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 2.000% per annum to 6.500% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 5.621% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
12.000% or less	372	$102,703,224	15.08%	5.856%	697	$276,084	82.08%	39.52%
12.001% to 12.500%	717	180,090,800	26.45	6.357	682	251,173	83.00	30.47
12.501% to 13.000%	826	175,108,260	25.72	6.819	655	211,995	82.72	36.15
13.001% to 13.500%	551	94,313,812	13.85	7.314	637	171,168	83.42	41.65
13.501% to 14.000%	490	68,793,544	10.10	7.803	621	140,395	83.12	44.71
14.001% to 14.500%	250	31,761,307	4.66	8.295	592	127,045	83.47	56.22
14.501% to 15.000%	195	21,264,084	3.12	8.776	579	109,047	81.38	58.26
15.001% to 15.500%	53	4,330,165	0.64	9.245	571	81,701	79.75	66.72
15.501% to 16.000%	21	1,774,541	0.26	9.727	537	84,502	75.19	70.27
16.001% to 16.500%	9	653,337	0.10	10.270	548	72,593	65.35	65.96
17.001% to 17.500%	1	64,708	0.01	11.475	528	64,708	69.62	100.00
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 11.150% per annum to 17.475% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans was approximately 12.876% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
September 2005	25	$5,360,074	0.79%	6.706%	645	$214,403	84.97%	59.01%
October 2005	95	17,726,224	2.60	6.942	654	186,592	83.24	44.49
November 2005	770	144,309,842	21.20	6.975	651	187,415	81.91	34.64
December 2005	1,505	290,018,381	42.60	6.872	658	192,703	83.14	39.05
January 2006	927	185,814,199	27.29	6.840	656	200,447	82.88	38.07
October 2006	2	266,751	0.04	6.864	697	133,376	85.00	21.93
November 2006	33	7,172,047	1.05	6.847	640	217,335	82.69	44.51
December 2006	58	13,714,868	2.01	6.823	657	236,463	83.38	52.66
January 2007	32	7,262,804	1.07	6.591	672	226,963	83.36	60.25
November 2008	6	1,419,178	0.21	6.699	674	236,530	79.98	15.64
December 2008	16	4,008,494	0.59	6.428	703	250,531	79.27	49.99
January 2009	16	3,784,920	0.56	6.487	706	236,558	78.14	41.82
Total:	**3,485**	**$680,857,782**	**100.00%**	**6.876%**	**656**	**$195,368**	**82.77%**	**38.73%**

Aggregate Outstanding Principal Balance	$140,521,814
Aggregate Original Principal Balance	$140,535,334
Number of Mortgage Loans	352

	Minimum	Maximum	Average [1]
Original Principal Balance	$333,900	$650,000	$399,248
Outstanding Principal Balance	$333,900	$650,000	$399,210
	Minimum	**Maximum**	**Weighted Average [2]**
Original Term (mos)	360	360	360
Stated remaining Term (mos)	356	360	359
Loan Age (mos)	0	4	1
Current Interest Rate	5.350%	8.500%	6.551%
Initial Interest Rate Cap [3]	2.000%	3.000%	2.981%
Periodic Rate Cap [3]	1.000%	2.000%	1.019%
Gross Margin [3]	5.200%	6.250%	5.530%
Maximum Mortgage Rate [3]	11.350%	14.500%	12.551%
Minimum Mortgage Rate [3]	5.350%	8.500%	6.551%
Months to Roll [3]	20	60	24
Original Loan-to-Value	27.01%	95.00%	82.59%
Credit Score [4]	514	803	666

	Earliest	Latest
Maturity Date	09/01/33	01/01/34

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%

Year of Origination	Percent of Mortgage Pool
2003	100.00%

Occupancy	Percent of Mortgage Pool
Primary	96.92%
Investment	3.08%

Loan Purpose	Percent of Mortgage Pool
Purchase	70.12%
Refinance - Rate Term	14.81%
Refinance - Cashout	15.06%

Loan Type	Percent of Mortgage Pool
ARM	100.00%

Property Type	Percent of Mortgage Pool
Single Family Detached	75.50%
Rowhouse	0.26%
Condominium	5.99%
Two-to-Four Family	1.09%
Planned Unit Development	17.16%

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) Adjustable Rate Mortgage Loans only.
(4) Minimum and Weighting only for loans with scores.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6.000% or less	76	$30,181,365	21.48%	5.863%	697	$397,123	82.45%	43.52%
6.001% to 6.500%	132	52,616,150	37.44	6.350	677	398,607	82.69	32.69
6.501% to 7.000%	86	33,886,395	24.11	6.786	645	394,028	83.52	37.03
7.001% to 7.500%	38	15,017,321	10.69	7.330	640	395,193	82.62	32.41
7.501% to 8.000%	16	7,221,998	5.14	7.771	621	451,375	78.96	31.03
8.001% to 8.500%	4	1,598,585	1.14	8.374	601	399,646	78.00	30.65
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 5.350% per annum to 8.500% per annum and the weighted average Mortgage Rate of the Rate Mortgage Loans was approximately 6.551% per annum.

Remaining Months to Stated Maturity

Range of Remaining Months to Stated Maturity	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
349 to 360	352	$140,521,814	100.00%	6.551%	666	$399,210	82.59%	35.92%
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 356 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 359 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$300,001 to $350,000	75	$25,618,748	18.23%	6.593%	659	$341,583	84.38%	31.95%
$350,001 to $400,000	173	65,478,569	46.60	6.443	670	378,489	83.40	35.21
$400,001 to $450,000	40	17,064,549	12.14	6.646	663	426,614	81.99	24.70
$450,001 to $500,000	49	23,571,748	16.77	6.702	671	481,056	80.17	38.83
$500,001 to $550,000	4	2,152,800	1.53	6.292	639	538,200	82.51	50.32
$550,001 to $600,000	7	4,125,400	2.94	6.947	645	589,343	78.41	70.98
$600,001 to $650,000	4	2,510,000	1.79	6.468	664	627,500	76.82	74.10
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $333,900 to approximately $650,000 and the average outstanding principal balance of the Mortgage Loans was approximately $399,210

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2/28 LIBOR ARM	51	$20,336,900	14.47%	6.883%	640	$398,763	81.20%	45.21%
2/28 LIBOR IO ARM	274	109,090,973	77.63	6.492	669	398,142	82.74	32.57
3/27 LIBOR ARM	4	1,528,701	1.09	6.965	671	382,175	85.60	29.21
3/27 LIBOR IO ARM	17	6,838,524	4.87	6.468	675	402,266	84.87	55.36
5/25 Treasury ARM	2	824,406	0.59	6.722	703	412,203	79.81	0.00
5/25 Treasury IO ARM	4	1,902,310	1.35	6.286	697	475,578	79.34	79.90
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

Loan Program

Loan Program	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Balance	Weighted Average Original LTV	Percent Full Doc
Bay Street	213	$82,184,156	58.48%	6.412%	684	$385,841	83.70%	25.79%
Wall Street	65	29,660,160	21.11	6.591	682	456,310	78.71	33.74
Main Street	47	18,036,715	12.84	7.102	577	383,760	81.77	62.35
High Street	27	10,640,783	7.57	6.584	634	394,103	86.22	75.50
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

State Distributions of Mortgaged Properties

State Distributions of Mortgaged Properties	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Arizona	7	$3,164,000	2.25%	6.587%	641	$452,000	77.41%	53.48%
California	288	114,466,099	81.46	6.448	673	397,452	83.16	34.11
Colorado	10	3,902,424	2.78	6.492	632	390,242	83.69	49.74
District of Columbia	2	927,712	0.66	7.355	669	463,856	80.00	100.00
Florida	1	439,000	0.31	6.250	578	439,000	89.96	0.00
Maryland	7	2,990,338	2.13	7.432	629	427,191	78.52	69.23
Massachusetts	11	4,607,437	3.28	7.431	621	418,858	74.65	35.25
Michigan	1	351,000	0.25	6.990	621	351,000	90.00	100.00
Minnesota	1	399,500	0.28	7.590	552	399,500	85.00	0.00
Nevada	5	1,914,813	1.36	6.458	651	382,963	81.90	41.71
New Jersey	1	349,734	0.25	7.375	583	349,734	72.39	0.00
New Mexico	1	591,613	0.42	6.450	629	591,613	80.00	100.00
North Carolina	1	335,200	0.24	6.600	759	335,200	80.00	0.00
Oregon	1	344,515	0.25	6.950	643	344,515	80.00	0.00
Rhode Island	1	340,850	0.24	8.350	674	340,850	85.00	0.00
Texas	4	1,383,647	0.98	7.042	646	345,912	81.23	50.63
Virginia	3	1,213,400	0.86	7.329	659	404,467	84.75	0.00
Washington	7	2,800,532	1.99	7.153	627	400,076	81.82	26.35
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

No more than approximately 1.36% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	1	$394,643	0.28%	6.500%	573	$394,643	27.01%	100.00%
60.01% to 65.00%	2	900,000	0.64	6.678	649	450,000	61.44	44.44
65.01% to 70.00%	5	2,607,700	1.86	7.758	621	521,540	68.56	18.79
70.01% to 75.00%	8	3,166,960	2.25	6.893	618	395,870	73.13	38.23
75.01% to 80.00%	159	67,188,552	47.81	6.509	674	422,570	79.66	28.94
80.01% to 85.00%	95	35,187,442	25.04	6.516	671	370,394	84.76	20.82
85.01% to 90.00%	76	28,734,928	20.45	6.493	654	378,091	89.58	65.69
90.01% to 95.00%	6	2,341,590	1.67	7.174	633	390,265	94.30	100.00
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 27.01% to 95.00% and the weighted average Original Loan-to-Value was approximately 82.59%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	247	$98,536,209	70.12%	6.414%	683	$398,932	82.84%	32.74%
Refinance - Cashout	53	21,168,454	15.06	6.891	614	399,405	81.13	40.60
Refinance - Rate Term	52	20,817,152	14.81	6.857	640	400,330	82.86	46.23
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family Detached	267	$106,095,433	75.50%	6.540%	668	$397,361	82.65%	35.24%
Rowhouse	1	359,712	0.26	7.125	691	359,712	80.00	100.00
Condominium	21	8,414,519	5.99	6.431	674	400,691	83.67	38.06
Two-to-Four Family	3	1,536,800	1.09	7.524	682	512,267	80.00	36.96
Planned Unit Development	60	24,115,350	17.16	6.573	655	401,923	82.16	37.17
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	124	$50,481,544	35.92%	6.521%	640	$407,109	83.87%	100.00%
Stated Income Wage Earner	122	46,938,240	33.40	6.460	695	384,740	82.11	0.00
Stated Income Self Employed	79	31,349,375	22.31	6.711	677	396,828	81.88	0.00
24 Month Bank Statements	12	5,407,573	3.85	6.979	646	450,631	79.70	0.00
12 Month Bank Statements	12	5,188,582	3.69	6.428	612	432,382	81.96	0.00
Limited Documentation	3	1,156,500	0.82	5.846	651	385,500	81.57	0.00
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	341	$136,193,640	96.92%	6.541%	666	$399,395	82.59%	35.37%
Investment	11	4,328,174	3.08	6.868	682	393,470	82.49	53.24
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loan Age Summary

Mortgage Loan Age Summary	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	113	$44,979,283	32.01%	6.541%	669	$398,047	83.28%	36.40%
1	150	59,175,398	42.11	6.497	667	394,503	82.70	38.83
2	77	31,361,700	22.32	6.703	657	407,295	81.72	28.60
3	9	3,785,253	2.69	6.351	688	420,584	80.83	34.45
4	3	1,220,180	0.87	6.277	670	406,727	79.10	70.39
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 1 month.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	18	$7,778,894	5.54%	7.434%	644	$432,161	79.14%	61.23%
12 Months	4	1,492,641	1.06	6.583	722	373,160	82.34	26.66
18 Months	2	842,500	0.60	7.104	628	421,250	87.95	53.00
24 Months	301	119,291,838	84.89	6.495	666	396,318	82.68	33.17
30 Months	2	838,500	0.60	6.888	566	419,250	87.60	0.00
36 Months	25	10,277,441	7.31	6.463	682	411,098	83.30	51.62
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 25 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
501 to 525	1	$337,500	0.24%	6.500%	514	$337,500	86.54%	100.00%
526 to 550	7	2,781,000	1.98	7.252	540	397,286	81.48	82.43
551 to 575	21	7,713,847	5.49	7.079	562	367,326	78.92	70.02
576 to 600	16	6,418,141	4.57	6.867	589	401,134	82.06	68.13
601 to 625	25	9,936,085	7.07	6.670	616	397,443	83.10	59.22
626 to 650	54	22,766,087	16.20	6.828	639	421,594	83.12	52.18
651 to 675	78	32,053,653	22.81	6.587	664	410,944	82.97	27.79
676 to 700	57	21,884,802	15.57	6.305	686	383,944	82.89	17.81
701 to 725	45	17,916,590	12.75	6.193	711	398,146	82.81	24.60
726 to 750	27	10,525,562	7.49	6.386	739	389,836	82.07	14.89
751 to 775	12	4,797,497	3.41	6.252	761	399,791	80.37	8.85
776 to 800	7	2,691,050	1.92	6.082	781	384,436	84.82	27.86
801 to 825	2	700,000	0.50	6.043	803	350,000	87.57	51.43
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 514 to 803 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 666.

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average FICO	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
A+	21	$8,535,051	6.07%	6.608%	647	$406,431	88.74%	69.45%
A	309	123,681,210	88.02	6.498	674	400,263	82.26	31.30
A-	11	4,382,379	3.12	7.431	562	398,398	81.94	61.45
B+	2	675,000	0.48	6.5	532	337,500	88.27	100.00
B	9	3,248,174	2.31	7.275	564	360,908	78.69	76.30
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

Margins

Range of Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
5.001% to 5.500%	254	$100,533,165	71.54%	6.456%	668	$395,800	83.22%	40.52%
5.501% to 6.000%	78	31,682,547	22.55	6.682	660	406,186	81.39	27.19
6.001% to 6.500%	20	8,306,102	5.91	7.211	668	415,305	79.53	13.65
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 5.200% per annum to 6.250% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 5.530% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
12.000% or less	76	$30,181,365	21.48%	5.863%	697	$397,123	82.45%	43.52%
12.001% to 12.500%	132	52,616,150	37.44	6.350	677	398,607	82.69	32.69
12.501% to 13.000%	86	33,886,395	24.11	6.786	645	394,028	83.52	37.03
13.001% to 13.500%	38	15,017,321	10.69	7.330	640	395,193	82.62	32.41
13.501% to 14.000%	16	7,221,998	5.14	7.771	621	451,375	78.96	31.03
14.001% to 14.500%	4	1,598,585	1.14	8.374	601	399,646	78.00	30.65
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 11.350% per annum to 14.500% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans was approximately 12.551% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
September 2005	3	$1,220,180	0.87%	6.277%	670	$406,727	79.10%	70.39%
October 2005	9	3,785,253	2.69	6.351	688	420,584	80.83	34.45
November 2005	70	28,773,943	20.48	6.696	657	411,056	81.54	28.77
December 2005	138	54,119,328	38.51	6.488	666	392,169	82.54	37.37
January 2006	105	41,529,169	29.55	6.567	667	395,516	83.35	33.87
November 2006	6	2,133,351	1.52	6.802	654	355,559	84.53	32.37
December 2006	9	3,653,760	2.60	6.671	678	405,973	86.27	47.48
January 2007	6	2,580,114	1.84	6.198	686	430,019	83.61	70.02
November 2008	1	454,406	0.32	6.700	676	454,406	80.00	0.00
December 2008	3	1,402,310	1.00	6.391	695	467,437	79.55	72.74
January 2009	2	870,000	0.62	6.313	716	435,000	79.09	57.47
Total:	**352**	**$140,521,814**	**100.00%**	**6.551%**	**666**	**$399,210**	**82.59%**	**35.92%**

Group 1 Assumed Mortgage Pools

Group 1 Adjustable Rate Mortgage Loans

Collateral	Principal Balance ($)	Original Term to Maturity(months)	Remaining Term to Maturity (months)	Remaining Amortization Term (months)	Gross Mortgage Rate(%)	Net Mortgage Rate(%)	Maximum Rate(%)	Minimum Rate(%)	Gross Margin(%)	Initial Periodic Cap(%)	Subsequent Periodic Cap(%)	Rate Adjustment Frequency (months)	Next Rate Adjustment Date	Original Interest Only Term (months)
2/28 ARM / No Penalty (LIBOR)	15,205,262.21	360	359	359	7.976	7.476	13.976	7.976	5.800	3.000	1.000	6	12/1/2005	0
2/28 ARM / 6 Month Penalty (LIBOR)	2,885,990.89	360	359	359	7.517	7.017	13.517	7.517	5.732	3.000	1.000	6	12/1/2005	0
2/28 ARM / 1 Year Penalty (LIBOR)	1,259,724.91	360	359	359	7.287	6.787	13.287	7.287	6.051	3.000	1.000	6	12/1/2005	0
2/28 ARM / 2 Year Penalty (LIBOR)	90,351,411.79	360	359	359	7.231	6.731	13.231	7.231	5.690	3.000	1.000	6	12/1/2005	0
2/28 ARM / 2.5 Year Penalty (LIBOR)	2,312,634.44	360	359	359	7.699	7.199	13.699	7.699	6.026	3.000	1.000	6	12/1/2005	0
2/28 ARM / 3 Year Penalty (LIBOR)	646,463.01	360	359	359	7.529	7.029	13.529	7.529	5.561	3.000	1.000	6	12/1/2005	0
3/27 ARM / No Penalty (LIBOR)	640,930.50	360	358	358	7.982	7.482	13.982	7.982	5.773	3.000	1.000	6	11/1/2006	0
3/27 ARM / 3 Year Penalty (LIBOR)	2,465,675.26	360	359	359	6.891	6.391	12.891	6.891	5.631	3.000	1.000	6	12/1/2006	0
5/25 ARM / 2 Year Penalty (CMT)	206,000.00	360	360	360	5.500	5.000	11.500	5.500	5.500	2.000	2.000	12	1/1/2009	0
5/25 ARM / 3 Year Penalty (CMT)	1,224,416.66	360	359	359	6.363	5.863	12.363	6.363	5.650	2.000	2.000	12	12/1/2008	0
2/28 ARM / No Penalty IO (LIBOR)	5,212,323.00	360	359	300	7.661	7.161	13.661	7.661	5.735	3.000	1.000	6	12/1/2005	60
2/28 ARM / 6 Month Penalty IO (LIBOR)	357,750.00	360	359	300	6.698	6.198	12.698	6.698	5.692	3.000	1.000	6	12/1/2005	60
2/28 ARM / 1 Year Penalty IO (LIBOR)	1,341,970.00	360	359	300	7.182	6.682	13.182	7.182	6.034	3.000	1.000	6	12/1/2005	60
2/28 ARM / 2 Year Penalty IO (LIBOR)	135,958,295.12	360	359	300	6.639	6.139	12.639	6.639	5.550	3.000	1.000	6	12/1/2005	60
2/28 ARM / 2.5 Year Penalty IO (LIBOR)	756,900.00	360	359	300	7.319	6.819	13.319	7.319	6.038	3.000	1.000	6	12/1/2005	60
2/28 ARM / 3 Year Penalty IO (LIBOR)	1,104,950.00	360	359	300	6.399	5.899	12.399	6.399	5.567	3.000	1.000	6	12/1/2005	60
3/27 ARM / No Penalty IO (LIBOR)	175,200.00	360	360	300	7.875	7.375	13.875	7.875	5.200	3.000	1.000	6	1/1/2007	60
3/27 ARM / 3 Year Penalty IO (LIBOR)	6,000,847.83	360	359	300	6.765	6.265	12.765	6.765	5.609	3.000	1.000	6	12/1/2006	60
5/25 ARM / 2 Year Penalty IO (CMT)	279,000.00	360	360	300	6.300	5.800	12.300	6.300	6.000	2.000	2.000	12	1/1/2009	60
5/25 ARM / 3 Year Penalty IO (CMT)	1,780,120.00	360	359	300	6.467	5.967	12.467	6.467	5.500	2.000	2.000	12	12/1/2008	60

Collateral	Principal Balance ($)	Original Term to Maturity(months)	Remaining Term to Maturity (months)	Remaining Amortization Term (months)	Gross Mortgage Rate(%)	Net Mortgage Rate(%)	Maximum Rate(%)	Minimum Rate(%)	Gross Margin(%)	Initial Periodic Cap(%)	Subsequent Periodic Cap(%)	Rate Adjustment Frequency (months)	Next Rate Adjustment Date	Original Interest Only Term (months)
2/28 ARM / No Penalty (LIBOR)	14,266,721.15	360	359	359	8.008	7.508	14.008	8.008	5.894	3.000	1.000	6	12/1/2005	0
2/28 ARM / 6 Month Penalty (LIBOR)	2,303,000.15	360	359	359	7.702	7.202	13.702	7.702	5.821	3.000	1.000	6	12/1/2005	0
2/28 ARM / 1 Year Penalty (LIBOR)	123,600.00	360	360	360	8.050	7.550	14.050	8.050	6.250	3.000	1.000	6	1/1/2006	0
2/28 ARM / 2 Year Penalty (LIBOR)	93,071,862.37	360	359	359	7.208	6.708	13.208	7.208	5.733	3.000	1.000	6	12/1/2005	0
2/28 ARM / 2.5 Year Penalty (LIBOR)	3,468,187.77	360	359	359	7.668	7.168	13.668	7.668	5.984	3.000	1.000	6	12/1/2005	0
2/28 ARM / 3 Year Penalty (LIBOR)	849,070.31	360	359	359	7.047	6.547	13.047	7.047	5.626	3.000	1.000	6	12/1/2005	0
3/27 ARM / No Penalty (LIBOR)	194,790.94	360	359	359	8.421	7.921	14.421	8.421	5.883	3.000	1.000	6	12/1/2006	0
3/27 ARM / 6 Month Penalty (LIBOR)	85,500.00	360	359	359	7.950	7.450	13.950	7.950	5.200	3.000	1.000	6	12/1/2006	0
3/27 ARM / 1 Year Penalty (LIBOR)	315,000.00	360	359	359	7.500	7.000	13.500	7.500	6.050	3.000	1.000	6	12/1/2006	0
3/27 ARM / 3 Year Penalty (LIBOR)	2,337,592.51	360	359	359	7.443	6.943	13.443	7.443	5.688	3.000	1.000	6	12/1/2006	0
5/25 ARM / 3 Year Penalty (CMT)	1,710,419.71	360	359	359	6.836	6.336	12.836	6.836	5.869	2.000	2.000	12	12/1/2008	0
2/28 ARM / No Penalty IO (LIBOR)	5,375,860.53	360	359	300	7.549	7.049	13.549	7.549	5.702	3.000	1.000	6	12/1/2005	60
2/28 ARM / 6 Month Penalty IO (LIBOR)	277,250.00	360	359	300	7.100	6.600	13.100	7.100	5.800	3.000	1.000	6	12/1/2005	60
2/28 ARM / 1 Year Penalty IO (LIBOR)	684,565.00	360	359	300	7.360	6.860	13.360	7.360	6.153	3.000	1.000	6	12/1/2005	60
2/28 ARM / 2 Year Penalty IO (LIBOR)	133,958,857.42	360	359	300	6.622	6.122	12.622	6.622	5.563	3.000	1.000	6	12/1/2005	60
2/28 ARM / 2.5 Year Penalty IO (LIBOR)	1,877,869.00	360	359	300	7.379	6.879	13.379	7.379	5.945	3.000	1.000	6	12/1/2005	60
2/28 ARM / 3 Year Penalty IO (LIBOR)	150,328.00	360	359	300	5.950	5.450	11.950	5.950	5.500	3.000	1.000	6	12/1/2005	60
3/27 ARM / No Penalty IO (LIBOR)	135,000.00	360	358	300	7.600	7.100	13.600	7.600	6.250	3.000	1.000	6	11/1/2006	60
3/27 ARM / 2 Year Penalty IO (LIBOR)	492,700.00	360	358	300	6.802	6.302	12.802	6.802	5.409	3.000	1.000	6	11/1/2006	60
3/27 ARM / 3 Year Penalty IO (LIBOR)	7,206,008.00	360	359	300	6.517	6.017	12.517	6.517	5.614	3.000	1.000	6	12/1/2006	60
5/25 ARM / 3 Year Penalty IO (CMT)	1,283,920.00	360	359	300	6.565	6.065	12.565	6.565	5.748	2.000	2.000	12	12/1/2008	60

Group 2 Assumed Mortgage Pools

Group 2 Adjustable Rate Mortgage Loans

Collateral	Principal Balance ($)	Original Term to Maturity(months)	Remaining Term to Maturity (months)	Remaining Amortization Term (months)	Gross Mortgage Rate(%)	Net Mortgage Rate(%)	Maximum Rate(%)	Minimum Rate(%)	Gross Margin(%)	Initial Periodic Cap(%)	Subsequent Periodic Cap(%)	Rate Adjustment Frequency (months)	Next Rate Adjustment Date	Original Interest Only Term (months)
2/28 ARM / No Penalty (LIBOR)	2,798,381.03	360	359	359	7.404	6.904	13.404	7.404	5.713	3.000	1.000	6	12/1/2005	0
2/28 ARM / 1 Year Penalty (LIBOR)	762,591.00	360	359	359	6.343	5.843	12.343	6.343	5.715	3.000	1.000	6	12/1/2005	0
2/28 ARM / 2 Year Penalty (LIBOR)	16,376,427.48	360	359	359	6.802	6.302	12.802	6.802	5.551	3.000	1.000	6	12/1/2005	0
2/28 ARM / 2.5 Year Penalty (LIBOR)	399,500.00	360	360	360	7.590	7.090	13.590	7.590	5.500	3.000	1.000	6	1/1/2006	0
3/27 ARM / 1.5 Year Penalty (LIBOR)	446,500.00	360	359	359	7.750	7.250	13.750	7.750	5.500	3.000	1.000	6	12/1/2006	0
3/27 ARM / 3 Year Penalty (LIBOR)	1,082,201.17	360	358	358	6.641	6.141	12.641	6.641	5.407	3.000	1.000	6	11/1/2006	0
5/25 ARM / 2 Year Penalty (CMT)	370,000.00	360	360	360	6.750	6.250	12.750	6.750	5.850	2.000	2.000	12	1/1/2009	0
5/25 ARM / 3 Year Penalty (CMT)	454,406.23	360	358	358	6.700	6.200	12.700	6.700	5.500	2.000	2.000	12	11/1/2008	0
2/28 ARM / No Penalty IO (LIBOR)	4,980,512.74	360	359	300	7.452	6.952	13.452	7.452	5.805	3.000	1.000	6	12/1/2005	60
2/28 ARM / 1 Year Penalty IO (LIBOR)	730,050.00	360	359	300	6.833	6.333	12.833	6.833	6.227	3.000	1.000	6	12/1/2005	60
2/28 ARM / 1.5 Year Penalty IO (LIBOR)	396,000.00	360	360	300	6.375	5.875	12.375	6.375	6.100	3.000	1.000	6	1/1/2006	60
2/28 ARM / 2 Year Penalty IO (LIBOR)	102,545,410.30	360	359	300	6.445	5.945	12.445	6.445	5.505	3.000	1.000	6	12/1/2005	60
2/28 ARM / 2.5 Year Penalty IO (LIBOR)	439,000.00	360	360	300	6.250	5.750	12.250	6.250	5.500	3.000	1.000	6	1/1/2006	60
3/27 ARM / 3 Year Penalty IO (LIBOR)	6,838,524.00	360	359	300	6.468	5.968	12.468	6.468	5.474	3.000	1.000	6	12/1/2006	60
5/25 ARM / 3 Year Penalty IO (CMT)	1,902,310.00	360	359	300	6.286	5.786	12.286	6.286	5.500	2.000	2.000	12	12/1/2008	60

Hypothetical Available Funds Cap Table

Payment Date	Aggregate Available Funds Cap (%) (1)(2)	Aggregate Available Funds Cap (%) (1)(3)	Payment Date	Aggregate Available Funds Cap (%) (1)(2)	Aggregate Available Funds Cap (%) (1)(3)	Payment Date	Aggregate Available Funds Cap (%) (1)(2)	Aggregate Available Funds Cap (%) (1)(3)
2/25/04	10.650	10.650	10/25/05	5.446	10.650	6/25/07	6.609	10.650
3/25/04	5.582	10.650	11/25/05	5.387	10.650	7/25/07	6.829	10.650
4/25/04	5.282	10.650	12/25/05	5.888	10.650	8/25/07	6.609	10.650
5/25/04	5.403	10.650	1/25/06	6.004	10.650	9/25/07	6.609	10.650
6/25/04	5.256	10.650	2/25/06	6.595	9.384	10/25/07	6.829	10.650
7/25/04	5.380	10.650	3/25/06	7.313	10.404	11/25/07	6.608	10.650
8/25/04	5.239	10.650	4/25/06	6.615	9.412	12/25/07	6.828	10.650
9/25/04	5.234	10.650	5/25/06	6.846	9.741	1/25/08	6.608	10.650
10/25/04	5.364	10.650	6/25/06	6.636	9.442	2/25/08	6.608	10.650
11/25/04	5.232	10.650	7/25/06	6.869	10.650	3/25/08	7.063	10.650
12/25/04	5.366	10.650	8/25/06	6.659	10.446	4/25/08	6.608	10.650
1/25/05	5.240	10.650	9/25/06	6.670	10.464	5/25/08	6.828	10.650
2/25/05	5.247	10.650	10/25/06	6.905	10.650	6/25/08	6.607	10.650
3/25/05	5.679	10.650	11/25/06	6.695	10.503	7/25/08	6.827	10.650
4/25/05	5.262	10.650	12/25/06	6.932	10.650	8/25/08	6.607	10.650
5/25/05	5.403	10.650	1/25/07	6.728	10.650	9/25/08	6.607	10.650
6/25/05	5.278	10.650	2/25/07	6.741	10.650	10/25/08	6.827	10.650
7/25/05	5.419	10.650	3/25/07	7.318	10.650	11/25/08	6.606	10.650
8/25/05	5.293	10.650	4/25/07	6.609	10.650	12/25/08	6.826	10.650
9/25/05	5.300	10.650	5/25/07	6.830	10.650	1/25/09	0.000	0.000

(1) Aggregate Available Funds Cap means a per annum rate equal to (A) 12 times the quotient of (x) the total scheduled interest based on the Net Mortgage Rates less the Owner Trust Fee and Net Swap Payments in effect on the related due date, divided by (y) the aggregate Certificate Principal balance as of the first day of the applicable accrual period multiplied by 30 and divided by the actual number of days in the related accrual period. Subject to the Subordinate Fixed Rate Cap of 10.65%.

(2) Assumes no losses, 20% cleanup call, 28% CPR on the adjustable rate collateral, and 1 month LIBOR, 6 month LIBOR and 1 year CMT remain constant at 1.1100%, 1.2100% and 1.3000, respectively.

(3) Assumes no losses, 20% cleanup call, 28% CPR on the adjustable rate collateral, and 1 month LIBOR, 6 month LIBOR and 1 year CMT remain constant at 1.1100%, 1.2100% and 1.3000, respectively, for the first Distribution Date and all increase to 20.00% after the first Distribution Date.

Discount Margin Table (To Call)

PPC	0% To Call	80% To Call	100% To Call	150% To Call	200% To Call
2-A					
100.00000	30	30	**30**	30	30
WAL	19.06	2.66	**2.02**	1.12	0.74
Mod Durn	16.56	2.60	**1.99**	1.11	0.74
Principal Window	Feb04 - May31	Feb04 - Apr10	**Feb04 - Dec08**	Feb04 - Jan07	Feb04 - Jan06
M1					
100.0000	65	65	**65**	65	65
WAL	25.81	5.02	**4.21**	2.96	1.96
Mod Durn	20.80	4.82	**4.08**	2.90	1.94
Principal Window	Feb26 - May31	Mar07 - Apr10	**Jun07 - Dec08**	Jan07 - Jan07	Jan06 - Jan06
M2					
100.00000	135	135	**135**	135	135
WAL	25.81	5.02	**4.12**	2.96	1.96
Mod Durn	19.07	4.71	**3.92**	2.86	1.92
Principal Window	Feb26 - May31	Feb07 - Apr10	**Apr07 - Dec08**	Jan07 - Jan07	Jan06 - Jan06
M3					
100.00000	155	155	**155**	155	155
WAL	25.81	5.01	**4.09**	2.96	1.96
Mod Durn	18.62	4.68	**3.87**	2.85	1.91
Principal Window	Feb26 - May31	Feb07 - Apr10	**Apr07 - Dec08**	Jan07 - Jan07	Jan06 - Jan06
M4					
100.00000	175	175	**175**	175	175
WAL	25.81	5.01	**4.07**	2.96	1.96
Mod Durn	18.18	4.65	**3.83**	2.84	1.91
Principal Window	Feb26 - May31	Feb07 - Apr10	**Mar07 - Dec08**	Jan07 - Jan07	Jan06 - Jan06
M5					
100.00000	195	195	**195**	195	195
WAL	25.81	5.01	**4.06**	2.96	1.96
Mod Durn	17.75	4.62	**3.81**	2.83	1.90
Principal Window	Feb26 - May31	Feb07 - Apr10	**Mar07 - Dec08**	Jan07 - Jan07	Jan06 - Jan06

Discount Margin Table (To Maturity)

PPC	0% To Maturity	80% To Maturity	100% To Maturity	150% To Maturity	200% To Maturity
2-A					
100.00000	30	35	**35**	31	30
WAL	19.26	3.21	**2.46**	1.15	0.74
Mod Durn	16.70	3.09	**2.39**	1.14	0.74
Principal Window	Feb04 - Dec33	Feb04 - Feb23	**Feb04 - May19**	Feb04 - Aug13	Feb04 - Feb06
M1					
100.00000	66	71	**71**	81	69
WAL	26.34	6.35	**5.26**	5.92	2.24
Mod Durn	21.13	5.96	**5.01**	5.63	2.20
Principal Window	Feb26 - Nov33	Mar07 - Dec19	**Jun07 - Sep16**	Jul08 - Oct12	Feb06 - Jul06
M2					
100.00000	136	147	**147**	155	157
WAL	26.34	6.29	**5.12**	4.33	2.95
Mod Durn	19.34	5.74	**4.77**	4.10	2.84
Principal Window	Feb26 - Oct33	Feb07 - Aug18	**Apr07 - Aug15**	Oct07 - Mar11	Jul06 - Jun10
M3					
100.00000	156	168	**168**	174	202
WAL	26.33	6.22	**5.04**	3.98	5.17
Mod Durn	18.87	5.65	**4.67**	3.76	4.79
Principal Window	Feb26 - Aug33	Feb07 - Jan17	**Apr07 - Apr14**	Aug07 - May10	Oct08 - Nov09
M4					
100.00000	176	189	**189**	194	221
WAL	26.32	6.16	**4.97**	3.84	4.29
Mod Durn	18.41	5.56	**4.58**	3.62	4.01
Principal Window	Feb26 - Jul33	Feb07 - Jun16	**Mar07 - Oct13**	Jun07 - Feb10	Jan08 - Oct08
M5					
100.00000	196	210	**210**	214	241
WAL	26.31	6.07	**4.89**	3.71	3.81
Mod Durn	17.97	5.45	**4.49**	3.49	3.57
Principal Window	Feb26 - May33	Feb07 - May15	**Mar07 - Dec12**	May07 - Jul09	Oct07 - Jan08